Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162197

Prospectus

Hornbeck Offshore Services, Inc.

$250,000,000

Offer to Exchange

8.000% Series B Senior Notes due 2017

with Issuance Registered under the Securities Act of 1933

for

8.000% Series A Senior Notes due 2017

Terms of the Exchange Offer:

•

We are offering to exchange up to $250,000,000 in principal amount of our 8.000% Series B Senior notes due 2017 for our outstanding 8.000% Series A Senior notes due 2017. The issuance of the Series B notes has been registered under the Securities Act of 1933. The Series B notes are tradable without restriction under the federal securities laws and have terms that are substantially identical to the terms of the Series A notes.

•	We will exchange all Series A notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of Series B notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on February 23, 2010, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of Series A notes may be withdrawn at any time before the expiration of the exchange offer.

•	The exchange of Series B notes for Series A notes should not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•

Each broker-dealer that receives Series B notes in connection with this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. If a broker-dealer acquired Series A notes as a result of market-making or other trading activities, such broker-dealer may use this prospectus, as supplemented or amended, in connection with resales of Series B notes.

The Series B Notes:

•	Maturity. The Series B notes will mature on September 1, 2017.

•

Interest Payments. Interest on the Series B notes is payable on March 1 and September 1 of each year, beginning on March 1, 2010, and will accrue from August 17, 2009, the date of issuance of the Series A notes.

•

Ranking; Guarantees. The Series B notes will be senior unsecured obligations and will rank equally in right of payment with all of our senior debt and senior to any subordinated debt. The Series B notes will initially be guaranteed on a senior unsecured basis by our domestic, significant subsidiaries. The guarantees will rank equally in right of payment with all of the senior debt of our subsidiary guarantors. The Series B notes and guarantees will be effectively subordinated to any secured debt, to the extent of the fair value of the assets securing such debt, and to any indebtedness of our non-guarantor subsidiaries.

•	Optional Redemption. We may, at our option, redeem all or part of the Series B notes from time to time at the redemption prices and subject to the conditions described in this prospectus.

•	Change of Control. If we undergo a change of control, we may be required to offer to purchase notes from holders.

•	Listing. We do not intend to list the Series B notes on any securities exchange or arrange for them to be quoted on any quotation system.

See the “Description of the Series B Notes” section beginning on page 47 for more information about the Series B notes to be issued in this exchange offer.

See “Risk Factors” beginning on page 17 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2010

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or Commission. In making your decision to participate in this exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed after that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended, or Exchange Act. The reports and documents that we file with the Commission are available free of charge at the Commission’s website named below, as well as our website at http://www.hornbeckoffshore.com under the caption “Investors.” Information on our website does not constitute part of this prospectus.

We have filed with the Commission a registration statement on Form S-4 under the Securities Act of 1933, as amended, or Securities Act, related to the Series B notes offered by this prospectus. As allowed by Commission rules, this prospectus does not contain all of the information contained in the registration statement. The complete registration statement and the documents filed as exhibits to the registration statement are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. If you have a question on

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any contract, agreement or other document filed as an exhibit to the registration statement, please see the exhibits for a more complete description of the matter involved. You may also read and copy any document we have filed with or furnished to the Commission at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the operation of the public reference facilities. Our Commission filings are also available on the Commission’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus “incorporates by reference” important business and financial information about us that we have not included in or delivered with this prospectus. This means that we are disclosing important information to you by referring you to filings with the Commission under the Exchange Act. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the Commission will automatically update and supersede this information.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus modifies or supersedes such statement.

We incorporate by reference the following documents that we have filed with the Commission:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our Annual Meeting of Stockholders held on May 26, 2009;

•	our Quarterly Reports on Form 10-Q for the three months ended March 31, 2009, June 30, 2009 and September 30, 2009; and

•

our Current Reports on Form 8-K filed on February 19, 2009, April 30, 2009, July 30, 2009, August 11, 2009, August 18, 2009, November 5, 2009 and November 6, 2009 (excluding the information furnished in Item 2.02 and Item 7.01 thereof, which is not deemed filed and which is not incorporated by reference herein).

Our Current Report on Form 8-K filed on August 11, 2009 includes an updated Management’s Discussion and Analysis of Financial Condition and Results of Operations, consolidated financial statements and accompanying notes for the years ended December 31, 2006, 2007 and 2008, which give retrospective effect to the adoption of new accounting rules applicable to our 1.625% convertible senior notes due 2026 effective January 1, 2009.

In addition, we incorporate by reference any future filings we make with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until we have sold all of the notes to which this prospectus relates or the offering is otherwise terminated. We will provide free copies of any of those documents, the indenture or the registration rights agreement, if you write or telephone us at: Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, (985) 727-2000 (attention James O. Harp, Jr., Executive Vice President and Chief Financial Officer). In order to obtain timely delivery of such documents, holders of outstanding Notes must request this information no later than five business days prior to the expiration date of the exchange offer for the outstanding Series A notes.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should” or “will” or other comparable words or the negative of such words. The accuracy of the Company’s assumptions, expectations, beliefs and projections depend on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company’s actual future results might differ from the forward-looking statements made in this prospectus for a variety of reasons, which include:

•

the Company’s inability to successfully or timely complete its various vessel construction and conversion programs, especially its MPSV program, which involves the construction and integration of highly complex vessels and systems;

•	changes in its vessel construction and conversion budgets;

•	less than anticipated success in marketing and operating its MPSVs, which are a class of vessels that the Company does not have a long history of owning or operating;

•	the inability of the Company’s MPSVs to perform the services for which they were designed;

•	further weakening of demand for the Company’s services;

•	inability to effectively curtail operating expenses from stacked vessels;

•	the potential for valuation impairment charges;

•	the inability to sell or otherwise dispose of non-core assets on acceptable terms;

•	unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters or failures to finalize commitments to charter vessels;

•	industry risks;

•	further reductions in capital spending budgets by customers;

•	further decline in oil and natural gas prices;

•	increases in operating costs;

•	the inability to accurately predict vessel utilization levels and dayrates;

•	less than anticipated subsea infrastructure demand activity in the U.S. Gulf of Mexico and other markets;

•	the level of fleet additions by competitors that could result in over-capacity;

•	economic and political risks including those that are the result of proposed changes to policies and laws currently being considered in the United States;

•	weather related risks;

•	the risk of pandemics such as swine flu;

•	the inability to attract and retain qualified marine personnel;

•	regulatory risks;

•	the repeal or administrative weakening of the Jones Act;

•	drydocking delays and cost overruns and related risks;

•	vessel accidents or pollution incidents resulting in lost revenue or expenses that are unrecoverable from insurance policies or other third parties;

•	unexpected litigation and insurance expenses; and

•	fluctuations in foreign currency valuations compared to the U.S. dollar and risks associated with expanded foreign operations.

In addition, the Company’s future results may be impacted by continued volatility or deterioration in capital markets and the worldwide economic downturn, inflation, deflation, or other adverse economic conditions that may negatively affect it or parties with whom it does business resulting in their non-payment or inability to perform obligations owed to the Company, such as the failure of shipyards and major suppliers to complete orders or the failure by banks to provide expected funding under the Company’s credit agreement. Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts the Company, or should the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected. Additional factors that you should consider are set forth in detail in the “Risk Factors” section of this prospectus as well as filings the Company has made and will make with the Commission which, after their filings, can be found on the Company’s website http://www.hornbeckoffshore.com. When you consider our forward-looking statements, you should keep in mind the risk factors we describe and other cautionary statements we make in this prospectus and in such filings.

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PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. We urge you to carefully read all of this prospectus and the documents incorporated by reference, including our consolidated financial statements and accompanying notes, to gain a fuller understanding of our business and the exchange offer and the terms of the notes, as well as some of the other considerations that may be important to you, before deciding whether to participate in the exchange offer. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether to participate in the exchange offer.

Unless otherwise indicated or the context otherwise requires, in this prospectus, “we,” “us,” “our,” the “Company” and “Hornbeck” refer to Hornbeck Offshore Services, Inc. and its consolidated subsidiaries. References in this prospectus to “OSVs” mean offshore supply vessels; to “TTB” mean ocean-going tugs and tank barges; to “MPSVs” mean multi-purpose support vessels; to “AHTS” mean anchor-handling towing supply; to “ROVs” mean remotely operated vehicles; to “DP-1,” “DP-2” and “DP-3” mean various classifications of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading; to “flotel” mean accommodations services, such as lodging, meals and office space; to “deepwater” mean offshore areas, generally 1,000’ to 5,000’ in depth; to “ultra-deepwater” mean offshore areas, generally more than 5,000’ in depth; to “deep well” mean a well drilled to a true vertical depth of 15,000’ or greater; to “new generation,” when referring to OSVs, mean modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent vessels; and to “conventional,” when referring to OSVs, mean vessels that are at least 20 years old, are generally less than 200’ in length or carry less than 1,500 dead weight tons of cargo when originally built and primarily operate on the Continental Shelf.

References in this prospectus to “Series A notes” refers to the 8.000% Series A Senior Notes due 2017 that were issued by us on August 17, 2009; to “Series B notes” refers to the 8.000% Series B Senior Notes due 2017 offered by us in this prospectus and issuable in the exchange offer; and to “notes” refers to both the Series A notes and the Series B notes unless stated otherwise herein.

THE COMPANY

Overview

We are a leading provider of marine services to exploration and production, oilfield service, offshore construction and military customers. Since our establishment, we have primarily focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of the deepwater and ultra-deepwater energy industry. During the last five years, we have rapidly expanded our fleet of vessels primarily through new vessel construction programs as well as through acquisitions of existing vessels.

We operate two business segments in the marine industry. Our Upstream segment, formerly known as our OSV segment, owns and operates one of the youngest and largest fleets of U.S.-flagged, new generation OSVs and MPSVs. Together, these vessels support deepwater and ultra-deepwater exploration, development, production, construction, installation, maintenance, repair and enhanced oil recovery requirements of the oil and natural gas industry, primarily in the U.S. Gulf of Mexico, or GoM, and in select international markets. Our Upstream segment also includes conventional OSVs, work class ROVs and a shore-base facility located in Port Fourchon, Louisiana. On occasion, we provide vessel management services for other vessel owners, such as crewing, daily operational management and maintenance activities. Our Downstream segment, formerly known as our TTB segment, owns and operates a fleet of ocean-going tugs and tank barges that transport petroleum products, primarily in the northeastern United States and the GoM. Although all of our vessels can operate in domestic and international waters, both of our fleets are predominately comprised of vessels that are qualified under Section 27 of the Merchant Marine Act of 1920, also known as the Jones Act, to engage in the U.S. coastwise trade. Foreign owned, built or crewed vessels are restricted in their ability to conduct U.S. coastwise trade and are typically excluded from such trade.

Upstream Segment

OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore and subsea construction, installation, maintenance, repair and decommissioning activities. OSVs differ from other ships primarily due to their cargo carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore bases and offshore rigs and production facilities. In the mid-1990s, oil and natural gas producers began seeking large hydrocarbon reserves in deeper water depths using new, specialized drilling and production equipment. We recognized that the then-existing fleet of conventional OSVs operating in the GoM was not designed to support these more complex projects or to operate in the challenging environments in which they were conducted. Therefore, in 1997, we conceived of a fleet of new generation OSVs with enhanced capabilities to allow them to more effectively support deepwater drilling and related construction projects. In order to best serve these projects, we designed our new generation vessels with larger liquid mud and dry bulk cement capacities, as well as larger areas of open deck space, which are features essential to deepwater projects that are often distant from shore-based support infrastructure. Deepwater environments also require dynamic positioning, or anchorless station-keeping capability, driven primarily by safety concerns that preclude vessels from physically mooring to deepwater installations. Such DP systems have experienced steady increases in technology over time with the highest DP rating currently being DP-3. The number following the DP notation generally indicates the degree of redundancy built into the vessel’s systems and the range of usefulness of the vessel in deepwater construction and subsea operations. Higher numbers represent greater DP capabilities.

Since 1997, we have executed our business plan to serve the deepwater exploration and production requirements of our customers with our diverse fleet of new generation OSVs. We own a fleet of 44 new generation OSVs. Our new generation OSV fleet is comprised of a broad array of vessel classes with varying sizes and capabilities. Through a series of newbuild construction programs and multiple acquisitions, we now have a total of ten distinct new generation OSV vessel class designs particularly suited for our customers’ needs. Our fourth OSV newbuild program consists of vessel construction contracts with three domestic shipyards that will add an additional six 240 ED class OSVs, nine 250 EDF class OSVs and one 290 class OSV, respectively, to our Upstream fleet. Nine of these vessels have already been placed in service. Our newest design, the 250 EDF class, is based on our highly successful 240 ED design modified to lengthen the vessel and expand the propulsion package to achieve faster transit speeds.

MPSVs also support the offshore exploration and production activities of the energy industry. MPSVs are distinguished from OSVs in that they are significantly larger and more specialized vessels that are principally used to support complex deepwater subsea construction, installation, maintenance, repair, decommissioning and other sophisticated operations. These vessels are typically equipped with a variety of lifting and deployment systems, including large capacity cranes, winches or reel systems. For example, MPSVs can serve as a platform for the subsea installation of risers, jumpers and umbilicals. MPSVs also support ROV operations, diving activities, well intervention, including live well intervention, platform decommissioning and other complex construction operations. Generally, MPSVs command higher day rates than OSVs due to their disparate relative size and versatility, as well as higher construction and operating costs.

In May 2005, we conceived of a new breed of MPSV that, in addition to the array of services described above, are also capable of being utilized to transport deck or bulk cargoes with capacities far exceeding that of new generation OSVs. We launched an innovative MPSV program to convert two former U.S.-flagged sulfur carriers into proprietary 370 class DP-2 new generation MPSVs. These MPSVs will have nearly three times the deadweight and liquid mud capacity of one of our 265 class new generation OSVs and more than eight times the liquid mud capacity of one of our 200 class new generation OSVs. In addition, we believe that these MPSVs will be able to assist in large volume deepwater well testing and flow-back operations. In addition, the vessels can be outfitted with a variety of “tool kits” including large capacity cranes, winches and other apparatus to support offshore construction, subsea well intervention, ROV operations, pipe-hauling and flotel services, among others.

In May 2007, we expanded our MPSV program to include the HOS Iron Horse, which is a newbuild MPSV being constructed at IHC Holland’s Merwede Shipyard in the Netherlands. The MPSV program was further expanded in January 2008 with the acquisition of the HOS Achiever, which was then under construction at IHC Holland’s Krimpen Shipyard, also in the Netherlands. The HOS Iron Horse and HOS Achiever are T-22 class DP-3 new generation MPSVs. A DP-3 notation requires greater vessel and ship systems redundancies. DP-3 systems also include separate vessel compartments with fire-retardant walls for generators, prime movers, switchboards and most other DP components. These T-22 class MPSVs are designed to handle a variety of global offshore energy applications, many of which are not dependent on the exploratory rig count. They are excellent platforms to support subsea-to-surface construction, inspection, repair and maintenance, well intervention, decommissioning projects and flotel services, as well as pipeline and subsea wellhead installations with ROVs, saturation diving systems and flexible umbilical and flexible pipe-laying capabilities.

Downstream Segment

The domestic tank barge industry provides marine transportation of crude oil, petroleum products and petrochemicals by ocean-going tugs and tank barges and is a critical link in the U.S. petroleum distribution chain. The largest tank barge market in the northeastern United States is New York Harbor. Petroleum products are transported in the northeastern United States through a vast network of terminals, tankers and pipelines. Imported petroleum products are primarily delivered to New York Harbor as it has the capacity to receive products in cargo lots of 50,000 tons or more per tanker. By contrast, draft limitations in most New England ports and drawbridge limitations in Boston, Massachusetts and Portland, Maine limit the average cargo-carrying capacity of direct imports into many of the largest New England ports to about 30,000 tons per tanker. As larger petroleum tankers are being built, we believe that direct delivery into New York Harbor will generate increased tank barge demand for lightering services and further shipment to New England, the Hudson River and Long Island.

We offer marine transportation, distribution and logistics services primarily in the northeastern United States and the GoM with our Downstream fleet mix of nine active double-hulled tank barges and 11 active ocean-going tugs. We provide our services to major integrated oil companies, independent refineries and oil traders. Generally, a tug and tank barge work together as a tow to transport refined or bunker grade petroleum products. Our tank barges carry petroleum products that are typically characterized as either “clean” or “dirty.” Clean products are primarily gasoline, home heating oil, diesel fuel and jet fuel. Dirty products are mainly crude oils, residual crudes and feedstocks, heavy fuel oils and asphalts. Since 2005, we have taken delivery of eight new double-hulled tank barges and eight retrofitted tugs under a series of Downstream newbuild programs. These tank barges added 780,000 barrels of new double-hulled barge capacity and increased our tug brake horsepower to an average of approximately 3,900 per tug, up from an average of approximately 3,100 per tug.

Recent Developments

Series A Notes Offering. On August 17, 2009, we issued $250.0 million in aggregate principal amount of Series A notes in a private placement. The net proceeds from the Series A notes offering were approximately $237.3 million, net of estimated transaction costs. We used $200.0 million of such proceeds to repay debt under our revolving credit facility, which may be reborrowed.

Amended Credit Facility. On November 4, 2009, we amended the agreement governing our existing senior secured revolving credit facility with Wells Fargo Bank, N.A., as administrative agent, and the lenders party thereto to, among other things, extend the maturity date of the lenders’ commitments thereunder from September 2011 to March 2013, amend our leverage ratio for certain periods, and permit the Company, under certain circumstances, to expand the commitments under our revolving credit facility up to $350.0 million.

We were formed as a Delaware corporation in 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, and our telephone number is (985) 727-2000. Our website address is http://www.hornbeckoffshore.com. Information on our website does not constitute part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

In connection with the offering of the Series A notes, we entered into an exchange registration rights agreement, or registration rights agreement, with the initial purchasers in the offering in which we agreed to complete an exchange offer within 210 days after the date we issued the Series A notes, offering holders of Series A notes the opportunity to exchange their Series A notes for Series B notes in a registered exchange offer under the Securities Act. Holders of Series A notes should read the discussion under the headings “Summary of the Terms of the New Series B Notes” beginning on page 9 and “Description of the Series B Notes” beginning on page 46 for further information regarding the Series B notes and resales of the Series B notes.

Exchange Offer	We are offering to exchange Series B notes for Series A notes. Series A notes may be exchanged only in integral multiples of $1,000. We will exchange Series B Notes for all outstanding Series A notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

Expiration Time and Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 23, 2010, unless we decide to extend it. No extension will continue beyond February 24, 2010.

Condition to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. A minimum aggregate principal amount of outstanding Series A notes being tendered is not a condition to the exchange offer.

Procedures for Tendering Series A Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, or DTC, for tendering the Series A notes. These automated tender offer program procedures require that the exchange agent receive, prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

•	DTC has received your instructions to exchange your Series A notes, and

•	you agree to be bound by the terms of the letter of transmittal.

For more information on tendering your Series A notes, please refer to the sections in this prospectus entitled “Exchange Offer—Terms of the Exchange Offer,” and “—Procedures for Tendering.”

Resale of Series B Notes	Except as provided below, we believe that the Series B notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	the Series B notes are being acquired in the ordinary course of business,

•

you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Series B notes issued to you in the exchange offer,

•	you are not our affiliate, and

•	you are not a broker-dealer tendering outstanding Series A notes acquired directly from us for your account.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties that are not related to us. The Commission has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Commission would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any Series B notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your Series B notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives Series B notes for its own account in exchange for outstanding Series A notes, where the outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of Series A notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, but you must follow the withdrawal procedures described in “Exchange Offer—Withdrawal of Tenders.”

Acceptance and Delivery	If you fulfill all conditions required for proper acceptance of Series A notes, we will accept all Series A notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return to you without expense any Series A note that we do not accept for exchange, or with respect to which all conditions for acceptance have not been met, as promptly as practicable after the expiration date. We will deliver the Series B notes as promptly as practicable after the expiration date and acceptance of the Series A notes for exchange.

Fees and Expenses	We will bear all expenses incident to the exchange offer.

Use of Proceeds	We will not receive any proceeds for the issuance of the Series B notes. We have filed the exchange offer registration statement to meet our obligation under the registration rights agreement.

Failure to Exchange	If you do not exchange your Series A notes in this exchange offer, you will no longer be able to require us to register the Series A notes under the Securities Act, except in limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the Series A notes unless we have registered the Series A notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of or in a transaction not subject to the Securities Act.

Tax Considerations	The exchange of Series B notes for Series A notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please see the discussion under “Material United Stated Federal Income Tax Consequences” for more information regarding the tax consequences to you of the exchange offer.

Exchange Agent	We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows:

By Registered or Certified Mail:

WELLS FARGO BANK, N.A.

Corporate Trust Operations

MAC N9303-121

PO Box 1517

Minneapolis, MN 55480

By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A.

Corporate Trust Operations

MAC N9303-121

Sixth & Marquette Avenue

Minneapolis, MN 55479

In Person by Hand Only:

WELLS FARGO BANK, N.A.

12th Floor – Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55479

By Facsimile:

(For Eligible Institutions only):

fax. (612) 667-6282

Attn. Bondholder Communications

For Information or Confirmation by

Telephone: (800) 344-5128, Option 0

Attn. Bondholder Communications

SUMMARY OF THE TERMS OF THE NEW SERIES B NOTES

The Series B notes will be substantially identical to the Series A notes except that the issuance of the Series B notes will be registered under the Securities Act and the Series B notes will not have restrictions on transfer under the Securities Act, registration rights or provisions for payment of additional interest as liquidated damages. The Series B notes will evidence the same debt as the Series A notes, and the same indenture that governs the Series A notes will govern the Series B notes offered by this prospectus.

Securities Offered	$250,000,000 aggregate principal amount of Series B notes.

Maturity	September 1, 2017.

Interest Payment Dates	We will pay interest on the notes semi-annually in arrears on March 1 and September 1 of each year, commencing March 1, 2010. Interest will accrue from August 17, 2009.

Guarantees	All of our domestic, significant subsidiaries will guarantee the Senior B notes on a senior, unsecured basis.

Ranking	The Senior B notes will be senior, unsecured obligations, ranking equally in right of payment with all of our other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness incurred by us in the future. The indenture governing the notes permits us and our subsidiaries to incur additional indebtedness, subject to certain conditions. The Series B notes and subsidiary guarantees will be effectively subordinated to our secured indebtedness and that of our subsidiary guarantors, including any indebtedness under our $250.0 million revolving credit facility, to the extent of the fair value of our assets and those of our subsidiaries collateralizing such indebtedness, and to any indebtedness of our non-guarantor subsidiaries.

Optional Redemption	We may, at our option, redeem all or a part of the Series B notes at any time on or after September 1, 2013 at the redemption prices described in this prospectus. At any time before September 1, 2013, we may also redeem all or a part of the Series B notes at a redemption price equal to 100% of the principal amount of the Series B notes plus the make whole premium described in this prospectus. In addition, prior to September 1, 2012, we may redeem up to 35% of the aggregate principal amount of the Series B notes with the proceeds of certain equity offerings at the redemption price specified in this prospectus.

Change of Control	If we experience a change of control, any noteholder may require us to repurchase all or a part of its Series B notes for cash at 101% of the principal amount of such Series B notes.

Certain Covenants	The indenture for the Series B notes contains certain covenants that, among other things, limits our ability and that of certain of our subsidiaries to:

•	pay dividends or make other distributions,

•	purchase equity interests or redeem subordinated indebtedness early,

•	incur additional indebtedness,

•	create liens on our assets to secure debt,

•	engage in sale-and-leaseback transactions,

•	issue or sell capital stock of our subsidiaries,

•	sell assets or merge or consolidate with another company, and

•	enter into certain transactions with affiliates.

All of these limitations will be subject to a number of important qualifications.

Covenant Termination	Once the Series B notes are rated investment grade by either Moody’s or S&P and no default has occurred and is continuing under the indenture governing the Series B notes, we and our subsidiaries will no longer be subject to many of the foregoing covenants. See “Description of the Series B Notes—Covenant Termination.”

No Existing Public Market	The Series B notes will be transferable without restriction under U.S. federal securities laws, but there is currently no public market for the Series B notes. We can provide no assurance that any market for the Series B notes will develop or, if a market does develop, that it will offer any significant opportunity for liquidity.

Governing Law	New York.

Trustee	Wells Fargo Bank, National Association.

Risk Factors	You should read carefully “Risk Factors” beginning on page 16 of this prospectus for certain considerations relevant to your participation in the exchange offer.

For further information regarding the Series B notes, see “Description of the Series B Notes.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Our summary historical consolidated financial information as of and for the periods ended December 31, 2004, 2005, 2006, 2007 and 2008 was derived from our audited historical consolidated financial statements prepared in accordance with generally accepted accounting principles, or GAAP. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements. We have updated our Management’s Discussion and Analysis of Financial Condition and Results of Operations, consolidated financial statements and accompanying notes for the year ended December 31, 2008 in a Current Report on Form 8-K filed on August 11, 2009, which gives retrospective effect to our adoption of new accounting rules regarding our 1.625% convertible senior notes due 2026 effective January 1, 2009. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and our Current Report on Form 8-K filed on August 11, 2009 are each incorporated by reference into this prospectus. In the opinion of management, the unaudited data includes all adjustments consisting of normal and recurring adjustments necessary for a fair presentation of our financial position and results of operations as of and for these quarterly periods. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

(in thousands, except operating data)	Year ended December 31,					Nine months ended September 30,
	2004	2005	2006	2007	2008	2008	2009
Statements of Operations Data:
Revenues	$132,261	$182,586	$274,551	$338,970	$432,084	$311,053	$297,642
Operating expenses	58,520	66,910	95,591	126,876	164,532	124,363	121,191
Depreciation and amortization(1)	23,135	27,270	32,021	35,169	52,002	38,040	75,974
General and administrative expenses	14,759	20,327	28,388	32,857	37,155	26,718	23,302
Gain on sale of assets	65	1,893	1,854	1,859	8,402	8,402	346
Operating income	35,912	69,972	120,405	145,927	186,797	130,334	77,521
Loss on early extinguishment of debt	22,443	1,698	—	—	—	—	—
Interest income	356	3,178	16,074	18,414	1,525	1,370	365
Interest expense	17,698	12,558	18,866	21,299	8,331	(5,466)	(12,584)
Other income (expense)(2)	70	87	70	(43)	190	141	(263)

Income (loss) before income taxes	(3,803)	58,981	117,683	142,999	180,181	126,379	65,039
Income tax expense (benefit)	(1,320)	21,538	42,727	51,782	64,379	(45,222)	(23,965)

Net income (loss)	$(2,483)	$37,443	$74,956	$91,217	$115,802	$81,157	$41,074

Balance Sheet Data (at period end):
Cash and cash equivalents	$54,301	$271,739	$474,261	$173,552	$20,216	$21,335	$61,891
Working capital	52,556	290,471	489,261	214,266	66,069	55,331	106,455
Property, plant, and equipment, net	361,219	462,041	532,158	956,558	1,405,340	1,347,586	1,563,202
Total assets	460,571	796,675	1,098,587	1,265,399	1,595,743	1,528,730	1,766,132
Total short-term debt(3)	15,449	—	—	—	—	—	—
Total long-term debt(4)	225,000	299,449	475,282	484,076	618,519	601,094	743,913
Total stockholders’ equity	182,904	429,495	502,280	606,147	736,900	699,072	784,634

(in thousands, except operating data)	Year ended December 31,					Nine months ended September 30,
	2004	2005	2006	2007	2008	2008	2009
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$21,405	$75,806	$131,996	$138,550	$206,832	$150,631	$142,613
Investing activities	(61,378)	(120,617)	(87,344)	(442,032)	(487,293)	(414,503)	(214,802)
Financing activities	81,358	262,202	157,797	2,710	127,109	111,638	113,856
Other Financial Data (unaudited):
EBITDA(5)	$36,674	$95,631	$152,496	$181,053	$238,989	$168,515	$153,232
Capital expenditures	61,378	124,964	91,418	447,915	505,105	432,315	221,849
Other Operating Data (unaudited):
Offshore Supply Vessels:
Average number of new generation OSVs(6)	22.8	24.6	25.0	29.0	36.4	35.8	42.2
Average new generation OSV fleet capacity (deadweight tons)	51,938	57,658	59,042	67,739	84,892	83,157	102,890
Average new generation vessel capacity (deadweight tons)	2,274	2,341	2,362	2,341	2,329	2,321	2,436
Average new generation utilization rate(7)	87.5%	96.2%	90.3%	93.3%	95.4%	95.0%	82.5%
Effective new generation utilization rate(8)	87.5%	96.2%	90.3%	93.3%	95.4%	95.0%	87.6%
Average new generation OSV dayrate(9)	$10,154	$13,413	$19,380	$21,505	$22,939	$22,411	$21,829
Effective dayrate(10)	$8,885	$12,903	$17,500	$20,064	$21,884	$21,290	$18,009

Tugs and Tank Barges:
Double-hulled tank barges(11):
Average number of tank barges(12)	1.0	2.5	6.0	6.5	8.8	8.8	9.0
Average fleet capacity (barrels)(12)	81,364	275,437	685,902	719,354	872,347	868,255	884,621
Average barge capacity (barrels)	81,364	98,586	114,317	109,943	98,824	99,002	98,291
Average utilization rate(7)	98.8%	92.6%	97.9%	92.4%	85.0%	88.2%	71.5%
Average dayrate(13)	$12,134	$17,409	$24,539	$23,026	$21,806	$22,294	$22,797
Effective dayrate(10)	$11,988	$16,121	$24,024	$21,276	$18,535	$19,663	$16,300

(1)	During the nine months ended September 30, 2009, we recorded a non-cash asset impairment charge of $26.7 million in depreciation and amortization related to ten single-hulled tank barges and six ocean-going tugs and the write-off of remaining goodwill associated with our Downstream segment.
(2)	Represents other operating income and expenses, including equity in income from investments and foreign currency transaction gains or losses.
(3)	Represents the remaining balance of approximately $15,500 in aggregate principal amount of our 10.625% senior notes due 2008 that were redeemed on January 14, 2005 and excludes original issue discount associated with our 10.625% senior notes in the amount of $97 as of December 31, 2004.
(4)	Excludes original issue discount associated with our 6.125% senior notes in the amount of $551, $503, $453, $398, $413 and $356 as of December 31, 2005, 2006, 2007 and 2008, and as of September 30, 2008 and 2009, respectively. Excludes original issue discount associated with our 1.625% convertible senior notes in the amount of $74,215, $65,471, $56,083, $58,493 and $48,591 as of December 31, 2006, 2007, and 2008, and as of September 30, 2008 and 2009, respectively. Also excludes original issue discount associated with our 8.000% Series A notes in the amount of $7,140 as of September 30, 2009.
(5)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.
(6)

We operated 44 new generation OSVs as of September 30, 2009. For the nine months ended September 30, 2009, the average number of new generation OSVs above includes the HOS Mystique, HOS Lode Star, HOS Coral, HOS Black Powder and HOS Westwind, which are five newly constructed OSVs that were placed in service under our fourth OSV newbuild program in January 2009, February 2009, March 2009, June 2009 and June 2009, respectively. At September 30, 2009, seven new generation OSVs were stacked. For the nine months ended September 30, 2008, the average number of new generation OSVs above includes the HOS Polestar and HOS Shooting Star, two newly constructed OSVs that were placed in service under our fourth newbuild program. We operated 39 new generation OSVs as of December 31, 2008. For the year ended December 31, 2008, the average number of new generation OSVs above includes the HOS Polestar, HOS Shooting Star, and HOS North Star, three newly constructed 240 ED class OSVs that were placed in service under our fourth OSV newbuild program in May 2008, July 2008, and November 2008, respectively, and the HOS Resolution, a 250 EDF class OSV that was also placed in service under our fourth OSV newbuild program in October 2008. Also included are 10 new generation OSVs that were acquired in August 2007. Excluded from this data are 10 conventional OSVs that were also acquired in August 2007, including the Cape Scott, which was sold in May 2008, the

Cape Cod, Cape San Lucas and Cape Spencer, which were sold in August 2008 and the Cape Charles, Cape Misty, and Cape Hatteras which were sold in August 2009. We consider our three remaining conventional OSVs that are currently stacked to be non-core assets.

(7)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(8)	Effective utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of stacked vessel days.
(9)	Average dayrates represent average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs generated revenue.
(10)	Effective dayrate represents the average dayrate multiplied by the average utilization rate.
(11)	The operating data presented above reflects only the results from our double-hulled tank barges. Our single-hulled tank barges, all of which have been stacked, have been excluded from our Downstream dayrate and utilization rate information. Our active Downstream fleet is comprised of nine double-hulled barges and ten ocean-going tugs.
(12)	We owned 9 double-hulled tank barges as of September 30, 2009. Effective January 1, 2009, and June 17, 2009, the Energy 11102 and the Energy 11101 were excluded from the above table, because they reached their respective OPA 90 phase-out dates and were removed from active service. Currently, all of our remaining single-hulled tank barges are stacked. The averages for the years ended December 31, 2008 and December 31, 2007 include the Energy 6506, Energy 6507 and Energy 6508, three double-hulled tank barges delivered under our second TTB newbuild program in August 2007, November 2007, and March 2008, respectively.
(13)	Average dayrates represent average revenue per day, including time charters, brokerage revenue, revenues generated on a per-barrel transported basis, demurrage, shipdocking and fuel surcharge revenue, based on the number of days during the period that the tank barges generated revenue. For purposes of brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers.

Non-GAAP Financial Measures

We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation and amortization. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit its usefulness as comparative measure.

We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to this measure is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

EBITDA is also a financial metric used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash compensation paid to our executive officers and bonuses paid to other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

The following table provides the detailed components of EBITDA, as we define that term, for the following periods.

(in thousands)	Year ended December 31,					Nine months ended September 30,
	2004	2005	2006	2007	2008	2008	2009
Components of EBITDA:
Net income (loss)	$(2,483)	$37,443	$74,956	$91,217	$115,802	$81,157	$41,074
Interest, net:
Debt obligations	17,698	12,558	18,866	21,299	8,331	5,466	12,584
Interest income	(356)	(3,178)	(16,074)	(18,414)	(1,525)	(1,370)	(365)

Total interest, net	17,342	9,380	2,792	2,885	6,806	4,096	12,219

Income tax expense (benefit)	(1,320)	21,538	42,727	51,782	64,379	45,222	23,965
Depreciation	17,408	19,954	24,070	22,950	33,498	24,215	57,410
Amortization	5,727	7,316	7,951	12,219	18,504	13,825	18,564

EBITDA	$36,674	$95,631	$152,496	$181,053	$238,989	$168,515	$153,232

The following table reconciles EBITDA to cash flows provided by operating activities for the following periods.

(in thousands)	Year ended December 31,					Nine months ended September 30,
	2004	2005	2006	2007	2008	2008	2009
EBITDA Reconciliation to GAAP:
EBITDA	$36,674	$95,631	$152,496	$181,053	$238,989	$168,515	$153,232
Cash paid for deferred drydocking charges	(8,530)	(6,827)	(12,881)	(19,812)	(19,773)	(14,821)	(15,039)
Cash paid for interest	(24,023)	(17,888)	(18,537)	(22,644)	(24,981)	(12,424)	(12,914)
Cash paid for taxes	—	—	(1,398)	(4,799)	(6,119)	(4,096)	(15,520)
Changes in working capital	(4,960)	5,139	8,797	(986)	15,406	13,445	27,179
Stock-based compensation	—	—	5,196	7,390	10,815	8,433	6,584
Loss on early extinguishment of debt	22,443	1,698	—	—	—	—	—
Changes in other, net	(199)	(1,947)	(1,677)	(1,652)	(7,505)	(8,421)	(909)

Cash flows provided by operating activities	$21,405	$75,806	$131,996	$138,550	$206,832	$150,631	$142,613

Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities:

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay, and

•	EBITDA does not reflect changes in our net working capital position.

Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.

RISK FACTORS

The following information describes certain significant risks and uncertainties inherent in our business. Some of these risks are described below and in the documents incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2008 and in our other public filings, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to participate in the exchange offer. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material risks. You should carefully consider such risks and uncertainties, together with the other information contained herein and in the documents incorporated herein by reference. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could be harmed substantially and could differ materially from the plans, projections and other forward-looking statements included elsewhere herein or in the documents incorporated herein by reference.

Risks Relating to Our Business

Demand for our OSV services substantially depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	changes in capital spending budgets by our customers:

•	unavailability of drilling rigs in the GoM, our principal operating area;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	worldwide demand for oil and natural gas;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental and other regulation affecting our customers and their other service providers; and

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production.

We expect levels of oil and gas exploration, development and production activity to continue to be volatile and affect the demand for our Upstream services.

A continuation of the recent downturn in oil and natural gas prices is likely to cause a substantial further decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for OSVs and MPSVs and thus decrease the utilization and dayrates of our OSVs and MPSVs. Such decreases could have a material adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies for exploration, development and production may not necessarily result in increased demand for our OSVs and MPSVs and could adversely affect utilization of our tugs and tank barges.

Increases in the supply of vessels could decrease dayrates and utilization.

In addition to our own vessel building programs, certain of our competitors have vessels under construction or have announced plans to construct new vessels to be deployed in domestic and foreign locations. A remobilization to the GoM oilfield of U.S.-flagged vessels currently operating in other regions or in non-oilfield applications would result in an increase in vessel capacity in our primary market. Additionally, construction of double-hulled, ocean-going tank barges in sufficient size and number to exceed the replacement of the single-hulled tank barges that have been or still need to be retired under OPA 90 would create an increase in ocean-going tank barge capacity. Further, a repeal, suspension or significant negative modification of the Jones Act, or the administrative erosion of its benefits, permitting vessels that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower utilization and dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in oil and natural gas prices on our results of operations and financial condition. Similarly, any increase in the supply of ocean-going tank barges, could not only increase competition for charters and lower utilization and dayrates, which could negatively affect our revenues and profitability, but could also worsen the impact of any reduction in domestic consumption of refined petroleum products or crude oil on our results of operations and financial condition. Because some services provided by MPSVs are not protected by the Jones Act, foreign competitors may bring MPSVs to the GoM or build additional MPSVs that we will compete with domestically or internationally.

Intense competition in our industry could reduce our profitability and market share.

Contracts for our vessels are generally awarded on an intensely competitive basis. Some of our competitors, including diversified multinational companies in the Upstream segment, have substantially greater financial resources and larger operating staffs than we do. They may be better able to compete in making vessels available more quickly and efficiently, meeting the customer’s schedule and withstanding the effect of declines in dayrates and utilization rates. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors. Some of our competitors may also be willing to accept lower dayrates in order to maintain utilization, which can have a negative impact upon dayrates and utilization in both of our market segments.

The failure to successfully complete construction or conversion of our vessels or repairs, maintenance and routine drydockings on schedule and on budget and to utilize such vessels and the other vessels in our fleet at profitable levels could adversely affect our financial condition and results of operations.

We have seven new generation OSVs and one MPSV currently under construction and one coastwise sulfur tanker currently undergoing conversion into an MPSV. We may plan to construct other such vessels as market conditions warrant. We also routinely engage shipyards to drydock our vessels for regulatory compliance and to provide repair and maintenance. Our construction projects and drydockings are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could have a material adverse effect on anticipated contract commitments or anticipated revenues with respect to vessels under construction, conversion or for drydockings. Further, significant cost overruns or delays for vessels under construction, conversion or retrofit not adequately protected by liquidated damages provisions, in general could adversely affect our financial condition and results of operations. Moreover, customer demand for vessels currently under construction or conversion may not be as strong as we have anticipated, and our inability to obtain contracts on anticipated terms or at all may have a material adverse effect on our revenues and profitability. In addition, our Upstream vessels are sometimes chartered or hired to provide services to a specified drilling rig or project. A delay in the availability of the drilling rig or other project delays may have an adverse impact on our utilization of the contracted vessel and thus on our financial condition and results of operations.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations to enable us to grow our business. Acquisitions can involve a number of special risks and challenges, including:

•	diversion of management time and attention from our existing business and other business opportunities;

•	delays in closing or the inability to close an acquisition for any reason, including third party consents or approvals;

•	any unanticipated negative impact on us of disclosed or undisclosed matters relating to any vessels or operations acquired;

•	loss or termination of employees, including costs associated with the termination or replacement of those employees;

•	assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business;

•	the incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements;

•	dilution of stock ownership of existing stockholders;

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act; and

•	substantial accounting charges for restructuring and related expenses, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense.

Even if we consummate an acquisition, the process of integrating acquired operations into our own may result in unforeseen operating difficulties and costs and may require significant management attention and financial resources. In addition, integrating acquired businesses may impact the effectiveness of our internal control over financial reporting. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of utilization and profitability from acquired vessels or businesses or to realize other anticipated benefits of acquisitions.

We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements or closing such acquisitions on satisfactory terms. An inability to acquire additional vessels or businesses may limit our growth potential.

Revenues from our Downstream business could be further adversely affected by a decline in demand for domestic refined petroleum products and crude oil or a change in existing methods of delivery in response to insufficient availability of Downstream services and other conditions.

A reduction in domestic consumption of refined petroleum products or crude oil has recently adversely affected the revenues of our Downstream business and could worsen. Further worsening could affect our financial condition and results of operation. Weather conditions also affect demand for our Downstream services. For example, a mild winter may reduce demand for heating oil in the northeastern United States.

Moreover, alternative methods of delivery of refined petroleum products or crude oil may develop as a result of insufficient availability of Downstream services, the cost of compliance with homeland security, environmental regulations or increased liabilities connected with the transportation of refined petroleum products and crude oil. For example, long-haul transportation of refined petroleum products and crude oil is generally less costly by pipeline than by tank barge. While there are significant impediments to building new pipelines, such as high capital costs and environmental concerns, entities may propose new pipeline construction to meet demand for petroleum products. To the extent new pipeline segments are built or existing pipelines converted to carry petroleum products, such activity could have an adverse effect on our ability to compete in particular markets.

The early termination of contracts on our vessels could have an adverse effect on our operations.

Some of the long-term contracts for our vessels and all contracts with governmental entities contain early termination options in favor of the customer; however, some have early termination remedies or other provisions designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such remedies or the threat of litigation with us. Until replacement of such business with other customers, any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations. We might not be able to replace such business on economically equivalent terms.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Customs Service is authorized to inspect vessels at will. Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, or operational changes. While we endeavor to comply with all applicable laws, we might not and our failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations are subject to change, which could result in more comprehensive and stringent requirements that substantially increase our operational and compliance costs that we may not be able to pass along to our customers. Any changes in laws, regulations or standards that would impose additional requirements or restrictions could adversely affect our financial condition and results of operations.

We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs, MPSVs, tugs or tank barges were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, if one of our tugs is requisitioned or purchased and its associated tank barge is left idle, we would not be entitled to receive any compensation for the lost revenues resulting from the idled barge. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs, MPSVs, tugs or tank barges. The purchase or the requisition for an extended period of time of one or more of our vessels could adversely affect our results of operations and financial condition.

Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. To ensure that we are determined to be a U.S. citizen as defined under these laws, our certificate of incorporation contains certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishes certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels would become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected. The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens have recently been circumvented by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. To the extent such efforts are successful and foreign competition is permitted, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations. In addition, in the interest of national defense, the Secretary of Homeland Security is authorized to suspend the coastwise trading restrictions imposed by the Jones Act on vessels not controlled by U.S. citizens. Such a waiver was issued following Hurricane Katrina and was in effect on a temporary basis for tank vessels that carried petroleum products. A more limited waiver continues in existence for vessels that carry petroleum cargoes from the Strategic Petroleum Reserve.

Our business involves many operating risks that may disrupt our business or otherwise result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our vessels are subject to operating risks such as:

•	catastrophic marine disaster;

•	adverse weather and sea conditions;

•	mechanical failure;

•	collisions or allisions;

•	oil and hazardous substance spills;

•	navigation errors;

•	acts of God; and

•	war and terrorism.

The occurrence of any of these events may result in damage to or loss of our vessels and their tow or cargo or other property and injury to passengers and personnel. If any of these events were to occur, we could be exposed to liability for resulting damages and possible penalties, that pursuant to typical marine indemnity policies, we must pay and then seek reimbursement from our insurer. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is at adequate levels and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates.

Moreover, existing or future coverage may not be sufficient to cover claims that may arise. Finally, we do not maintain insurance for loss of income resulting from a marine casualty.

Our expansion of operations into international markets and shipyard activities in foreign shipyards subjects us to risks inherent in conducting business internationally.

Over the past several years we have derived an increasing portion of our revenues from foreign sources. In addition, certain of our newbuild construction, shipyard repair and procurement activities are being conducted with foreign vendors. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel seizure or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, kidnapping of or assault on personnel, piracy, adverse tax consequences, difficulties and costs of staffing international operations, currency exchange rate fluctuations and language and cultural differences. All of these risks are beyond our control and difficult to insure against. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.

Future results of operations depend on the long-term financial stability of our customers.

Many of the contracts we enter into for our vessels are full utilization contracts with initial terms ranging from one to five years. We enter into these long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contract could adversely affect our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

In crewing our vessels, we require skilled employees who can perform physically demanding work. As a result of the volatility of the oil and gas industry and the demanding nature of the work, potential vessel employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our financial condition and results of operations may be adversely affected. If we are unable to recruit qualified personnel we may not be able to operate our vessels at full utilization, which would adversely affect our results of operations.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts based on tort theories. Because we are not generally protected by the damage limits imposed by state workers’ compensation statutes for these types of claims, we may have greater exposure for any claims made by these employees.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.

We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.

Restrictions contained in the indenture governing our 6.125% senior notes due 2014, the agreement governing our revolving credit facility and the indenture governing the Series B notes may limit our ability to obtain additional financing and to pursue other business opportunities.

Covenants contained in the indenture governing our 6.125% senior notes due 2014, the agreement governing our revolving credit facility and the indenture governing the Series B notes require us to meet certain financial tests, which may limit or otherwise restrict:

•	our flexibility in operating, planning for, and reacting to changes, in our business;

•	our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

•	our ability to obtain additional financing for working capital, capital expenditures, including our newbuild programs, acquisitions, general corporate and other purposes.

We have high levels of fixed costs that will be incurred regardless of our level of business activity.

Our business has high fixed costs. Downtime or low productivity due to reduced demand, weather interruptions or other causes can have a significant negative effect on our operating results and financial condition.

If we are required to retire our existing single-hulled tank barges earlier than anticipated due to either regulatory or other requirements, it could adversely affect our business.

OPA 90 requires that all newly-built tank vessels used in the transportation of petroleum products be built with double hulls and provides for a phase-out period for existing single-hulled vessels. Modifying or replacing existing vessels to provide for double hulls will be required for all tank barges and tankers in the industry by the year 2015. Under current law, certain of our vessels may continue to operate without double hulls through 2014. However, if there are changes in the law that accelerate the time frame for retirement of such vessels, or if customer policies or preferences that mandate the use of double-hulled vessels become more prevalent, absent our implementation of a more aggressive replacement or newbuild program, such changes in law or in customer mandates could adversely affect our results of operations and financial condition. Currently, all of our single-hulled tank barges are stacked.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors such as volatility in our vessel dayrates, changes in utilization, vessel incidents and other unforeseen matters. Many of these factors that may cause our actual financial results to vary from our publicly disclosed earnings guidance and forecasts are outside of our control.

Our actual financial results might vary from those anticipated by us or by securities analysts and investors, and these variations could be material. From time to time we publicly provide earnings or other forms of guidance, which reflect our projections about future dayrates, utilization, operating costs and capital structure, among other factors. These numerous assumptions may be impacted by factors that are beyond our control and might not turn out to be correct. Although we believe that the assumptions underlying our projections are reasonable, actual results could be materially different.

We are susceptible to unexpected increases in operating expenses such as materials and supplies, crew wages, maintenance and repairs, and insurance costs.

Many of our operating costs are unpredictable and vary based on events beyond our control. Our gross margins will vary based on fluctuations in our operating costs. If our costs increase or we encounter unforeseen costs, we may not be able to recover such costs from our customers, which could adversely affect our financial position, results of operations and cash flows.

We may not have the ability to raise the funds necessary to settle conversion of our 1.625% convertible senior notes or to purchase such notes upon a fundamental change or on other purchase dates as defined in the indenture governing such notes, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of shares.

Upon conversion of our 1.625% convertible senior notes, we may pay a settlement amount in cash and shares of our common stock, if any, based upon a 25 trading-day observation period. In addition, on November 15, 2013, November 15, 2016 and November 15, 2021, holders of the 1.625% convertible senior notes may require us to purchase their notes for cash. We cannot assure you that we will have sufficient financial resources, or would be able to arrange financing, to pay the settlement amount in cash, or the purchase price or fundamental change purchase price for the 1.625% convertible senior notes tendered by the holders in cash. Further, our ability to pay the settlement amount in cash, or the purchase price or fundamental change purchase price for the 1.625% convertible senior notes in cash may be subject to limitations in our revolving credit facility or any other indebtedness we may have in the future. If the holders of the 1.625% convertible senior notes convert such notes or require us to repurchase them, we may seek the consent of our lenders or attempt to refinance the debt, but there can be no assurance that we will be able to obtain consent or complete a refinancing. Failure by us to pay the settlement amount upon conversion or purchase the notes when required will result in an event of default with respect to the notes, which may also result in the acceleration of our other indebtedness, which we would not be able to satisfy.

We may be adversely affected by uncertainty in the global financial markets and economy.

Our future results may be impacted by continued volatility or further deterioration in the debt and equity capital markets. Inflation, deflation, or other adverse economic conditions may negatively affect us or parties with whom we do business resulting in their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments, the failure of shipyards and major suppliers to complete orders or the failure by banks to provide expected funding under our revolving credit agreement. Additionally, credit market conditions may slow our collection efforts as customers experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense.

The cost of raising money in the debt and equity capital markets has increased substantially during the current financial crisis while the availability of funds from those markets has diminished significantly. The current global economic downturn may adversely impact our ability to issue additional debt and equity in the future on acceptable terms. Also, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt upon maturity or on terms similar to expiring debt. As a result, interest rates may rise in the future, which could increase the cost of borrowing under our revolving credit agreement. In addition, we may be unable to obtain adequate funding under our revolving credit agreement if our lending counterparties are unwilling or unable to meet their funding obligations. Finally, if we require additional sources of short-term liquidity for any reason including without limitation the factors stated above, our existing lenders may be unable or unwilling to extend credit to us. Due to these factors, we cannot be certain that additional funding will be available if needed and to the extent required, on acceptable terms.

We may be unable to collect amounts owed to us by our customers.

We typically grant our customers credit on a short-term basis. Related credit risks are inherent as we do not typically collateralize receivables due from customers. We provide estimates for uncollectible accounts based primarily on our judgment using historical losses, current economic conditions and individual evaluations of each customer as evidence supporting the receivables valuations stated on our financial statements. However, our receivables valuation estimates may not be accurate and receivables due from customers reflected in our financial statements may not be collectible.

Risks Relating to the Exchange Offer and the Series B Notes

If you do not properly tender your Series A notes, you will continue to hold securities issued in a transaction that was not registered under the Securities Act and thus will be subject to significant restrictions on transfer.

We will only issue Series B notes in exchange for Series A notes that you timely and properly tender. Therefore, you should timely tender the Series A notes and carefully follow the instructions for tendering such Series A notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of Series A notes.

If you do not exchange your Series A notes for Series B notes pursuant to the exchange offer, the Series A notes you hold will continue to be subject to the existing transfer restrictions under the Securities Act. In general, you may not offer or sell the Series A notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Series A notes under the Securities Act unless our registration rights agreement with the initial purchasers of the Series A notes requires us to do so. Further, if you continue to hold any Series A notes after the exchange offer is consummated, you may have difficulty selling them because there will be fewer Series A notes outstanding.

If an active trading market does not develop for the Series B notes, you may be unable to sell the Series B notes or to sell the Series B notes at a price satisfactory to you.

The Series B notes will be new securities for which there currently is no established trading market. Although we are registering the issuance of the Series B notes under the Securities Act, we do not intend to apply for listing of the Series B notes on any securities exchange or for quotation of the Series B notes in any automated dealer quotation system. In addition, although we believe that the initial purchasers of the Series A notes intend to make a market in the Series B notes after the exchange offer, the initial purchasers may stop making a market at any time. Finally, if a large number of holders of Series A notes do not tender Series A notes or tender Series A notes improperly, the limited number of Series B notes that would be issued and outstanding after we consummate the exchange offer could adversely affect the development of a market for the Series B notes.

Your right to receive payments on the Series B notes will be effectively junior to our future indebtedness to the extent it is secured by our assets or is owed by our non-guarantor subsidiaries.

The Series B notes will effectively rank behind any secured indebtedness we may incur, to the extent of the value of the assets that secure such indebtedness, including current and future borrowings under our $250.0 million revolving credit facility. As a result, upon any distribution to our creditors or the creditors of our guarantor subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our guarantor subsidiaries or our respective property, the holders of our secured debt will be entitled to be paid in cash, to the extent of the value of the collateral securing such debt, before any payment may be made with respect to the Series B notes.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective properties, holders of the Series B notes will participate with our trade creditors and all other holders of our senior unsecured indebtedness in the assets remaining. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of the Series B notes may receive less, ratably, than the holders of secured debt.

In addition, the Series B notes will effectively rank behind any debt of our non-guarantor subsidiaries, unless they guarantee our debt or debt of our guarantor subsidiaries.

We and our subsidiaries are not fully prohibited from incurring substantially more debt, and such debt will be effectively senior to the Series B notes to the extent it is secured by our assets.

We have a $250.0 million secured revolving credit facility with zero drawn as of January 8, 2010. We have outstanding $300.0 million of 6.125% senior notes governed by an indenture dated November 23, 2004, or the 2004 Indenture, and $250.0 million of 1.625% convertible senior notes governed by an indenture dated November 13, 2006. Under the terms of the credit agreement governing the revolving credit facility, the 2004 Indenture and the indenture governing the Series B notes, we and our subsidiaries may incur substantial additional indebtedness (including secured indebtedness) in the future. All or substantially all of our future borrowings under our revolving credit facility will be effectively senior to the Series B notes to the extent of the assets securing any such borrowings. If we add new debt to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We are a holding company and will rely on our subsidiaries for funds necessary to meet our financial obligations, including the Series B notes.

We conduct all of our activities through our subsidiaries. We will depend on those subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on the Series B notes. The ability of our subsidiaries to make payments to us may be restricted by, among other things, their credit facilities and applicable state corporation or similar statutes and other laws and regulations. Currently, there are no significant restrictions on our ability or the ability of any guarantor subsidiary to obtain funds from its subsidiaries by such means as a dividend or loan, except for certain restrictions contained in our revolving credit facility restricting the payment of dividends by our two principal subsidiaries.

We cannot assure you that the earnings from, or other available assets of, our subsidiaries will be sufficient to enable us to pay principal or interest on the Series B notes when due.

Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your Series B notes, we may not be able to repurchase your Series B notes.

If a Change of Control (as defined in the indenture governing the Series B notes) occurs, we will be required to offer to purchase your Series B notes at 101% of their principal amount plus accrued and unpaid interest. Our revolving credit facility contains default provisions relating to the acceleration of indebtedness upon a change of control. If a purchase offer obligation arises under the indenture governing the Series B notes, a similar obligation would likely arise with respect to our outstanding 6.125% senior notes due 2014 and 1.625% convertible senior notes due 2026. If a Change of Control offer were required under the indenture governing the Series B notes, we may not have sufficient funds to pay the purchase price of all debt, including your Series B notes, that we are required to purchase or repay.

In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors may be unenforceable on public policy grounds.

A court may avoid or subordinate a guarantee of the Series B notes by our subsidiaries to the extent the guarantee is determined to be a fraudulent conveyance.

Our obligations under the Series B notes will be guaranteed on a general unsecured basis by our domestic, significant subsidiaries. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid any guarantee issued by one or more of our subsidiaries. It is also possible that under certain circumstances a court could hold that the direct obligations of a subsidiary would be superior to the obligations under its guarantee of the Series B notes. Generally, if a court determines that

•

any of our subsidiaries guaranteed our obligations with the intent of hindering, delaying or otherwise defrauding a creditor or did not receive fair consideration or a reasonably equivalent value for issuing the guarantee; and

•	the subsidiary was insolvent or engaged or about to engage in activity that could render it insolvent the court may avoid or subordinate the guarantee in favor of the subsidiary’s other obligations. A subsidiary may be considered insolvent if the sum of its debts is greater than its assets, at a fair valuation, or the present fair salable value of its assets is less than the amount required to pay the probable liability on its aggregate existing debts and liabilities as they become absolute and matured. We can give no assurance regarding the standards a court would use to determine whether a subsidiary was solvent at the relevant time or whether a guarantee would be otherwise avoided or subordinated. In rendering opinions in connection with the notes, our counsel will not express any opinion as to the effect of federal or state fraudulent transfer and conveyance laws on the enforceability of a subsidiary guarantee. If a subsidiary guarantee is avoided as a fraudulent conveyance or held unenforceable for any other reason, a holder of Series B notes would not have any claim against such subsidiary, but would be a creditor solely of the Company and the remaining guarantor subsidiaries.

Many of the covenants contained in the indenture governing the Series B notes will terminate if the Series B notes are rated investment grade by either Standard & Poor’s or Moody’s and no default has occurred and is continuing.

Many of the covenants in the indenture governing the Series B notes will terminate if the Series B notes are rated investment grade by either Standard & Poor’s or Moody’s and no default has occurred and is continuing. These covenants will not be restored if the Series B notes are later rated below investment grade. These covenants restrict, among other things, our ability to pay dividends on our common stock, incur debt and enter into certain other transactions. Termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of the Series B Notes—Covenant Termination.”

A trading market for the Series B notes may not develop.

The Series B notes are a new issue of securities. There is no active public trading market for the notes. We do not intend to apply for listing of the notes on a securities exchange. Even after consummation of the exchange offer, we cannot assure you that an active trading market will develop for the Series B notes or that the Series B notes offered in the exchange offer will trade as one class with the Series A notes. In addition, the liquidity of the trading market in the Series B notes and the market prices quoted for the Series B notes may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for your Series B notes, you may not be able to sell your Series B notes, or, even if you can sell your Series B notes, you may not be able to sell them at an acceptable price.

You generally will be required to accrue income before you receive cash attributable to original issue discount on the notes. Additionally, in the event we enter into bankruptcy, you may not have a claim for all or a portion of any unamortized amount of the original discount on the notes.

The Series A notes were issued with original issue discount or, OID, for U.S. federal income tax purposes. Accordingly, if you are an individual or entity subject to U.S. federal income taxation, you generally are required to accrue interest in the form of OID on a current basis in respect of the Series B notes, include such accrued interest in income and pay tax accordingly, even before you receive cash attributable to that income and regardless of your method of accounting for U.S. federal income tax purposes. Additionally, a bankruptcy court may not allow a claim for all or a portion of any unamortized amount of the OID on the notes.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the Series A notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•

file within 90 days after the issuance of the Series A notes a registration statement with the Commission with respect to a registered offer to exchange each Series A note for a Series B note having terms substantially identical to the Series A notes;

•

use our reasonable best efforts to cause the exchange offer registration statement to be declared effective by the Commission under the Securities Act within 180 days after the issuance of the Series A notes;

•

upon effectiveness of the exchange offer registration statement, commence the exchange offer and use reasonable best efforts to issue, not later than 30 days after such registration statement is declared effective, the Series B notes in exchange for all Series A notes validly tendered and not validly withdrawn during the exchange offer; and

•	keep the exchange offer open for not less than 20 business days.

We have fulfilled the agreements described in the first two of the preceding bullet points and are offering eligible holders of the Series A notes the opportunity to exchange their Series A notes for Series B notes registered under the Securities Act. Holders are eligible, if they are not prohibited by any law or policy of the Commission, from participating in this exchange offer and if they make various representations to us. The Series B notes will be substantially identical to the Series A notes, except that the Series B notes will not contain terms with respect to transfer restrictions under the Securities Act, registration rights or payment of additional interest as liquidated damages.

We have agreed in certain circumstances to file and use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement to cover resales of outstanding Series A notes by holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We are required to file the shelf registration statement if:

•

prior to the consummation of the exchange offer, existing Commission interpretations are changed such that the Series B notes would not be freely transferable without restriction under the Securities Act;

•	the exchange offer is not completed within 210 days following the issuance of the Series A notes; or

•	the exchange offer is not available to any holder.

If obligated to file the shelf registration statement, we will use reasonable best efforts to file the shelf registration statement with the Commission on or prior to 30 days after such filing obligation arises, to cause the shelf registration statement to be declared effective by the Commission on or prior to 120 days after such shelf registration statement is filed and to keep the shelf registration statement effective for up to two years.

We have also agreed, with certain exceptions, to pay additional interest to holders of the applicable notes upon the occurrence of any of the following events:

•	if we fail to file an exchange offer or shelf registration statement with the Commission on or prior to the date specified for such filing;

•	if a required exchange or shelf registration statement is not declared effective on or prior to the date specified for such effectiveness;

•	if the exchange offer is not consummated within 30 days after the initial effective date of the exchange offer registration statement; or

•

if the exchange offer or shelf registration statement is declared effective but thereafter is withdrawn by us or becomes subject to a stop order of the Commission suspending its effectiveness without being succeeded immediately by another effective registration statement.

Each of the events described above is a “registration default” and we must pay, as liquidated damages, additional interest from the occurrence of a registration default until all then existing registration defaults have been cured.

The rate of additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. We are required to pay such additional interest on regular interest payment dates in the same manner as other interest is paid on the outstanding notes. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes.

Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement or the effectiveness of a succeeding registration statement as required under the registration rights agreement, as the case may be, the accrual of additional interest will cease.

To exchange your Series A notes for transferable Series B notes in the exchange offer, you will be required to make the following representations:

•	you will acquire any Series B notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Series B notes;

•	you are not engaged in and do not intend to engage in the distribution of the Series B notes;

•

if you are a broker-dealer that will receive Series B notes for your own account in exchange for Series A notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such Series B notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

In addition, if your outstanding Series A notes are included in a shelf registration statement, we may require you to provide information about yourself and your intended method of distribution to be used in connection with the shelf registration statement as may be required to comply with the Securities Act. A holder who sells Series A notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

Resale of Series B Notes

Based on no-action letters issued by the staff of the Commission to third parties, we believe that Series B notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquire such Series B notes in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the Series B notes.

Because, however, we have not obtained a no-action letter in connection with the exchange offer for the Series B notes, we cannot assure you that the Commission would make a similar determination with respect to this exchange offer.

If you tender your Series A notes in the exchange offer with the intention of participating in any manner in a distribution of the Series B notes, you

•	cannot rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any distribution of Series B notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of Series B notes only as specifically described in this prospectus. Only broker-dealers that acquired the Series A notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Series B notes for its own account in exchange for Series A notes, where such Series A notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the Series B notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of Series B notes.

Terms of the Exchange Offer

Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any Series A notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue Series B notes in principal amount equal to the principal amount of Series A notes surrendered under the exchange offer. Series A notes may be tendered only for Series B notes and only in integral multiples of $1,000. The exchange offer is not otherwise conditioned upon any minimum aggregate principal amount of Series A notes being tendered for exchange.

As of the date of this prospectus, $250.0 million in aggregate principal amount of the Series A notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Series A notes. There will be no fixed record date for determining registered holders of Series A notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission. Series A notes that you do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These Series A notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and certain provisions of the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered Series A notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Series B notes from us.

If you tender Series A notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of Series A notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any Series A notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on February 23, 2010, unless, in our sole discretion, we extend it. No extension will continue beyond February 24, 2010.

Extensions, Delays in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open to a date no later than February 24, 2010. We may delay acceptance of any Series A notes by giving oral or written notice of such extension to their holders. During any such extensions, all Series A notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

If we extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of Series A notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

If any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied, we reserve the right

•	to delay accepting for exchange any Series A notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer,

by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of Series A notes. If we amend the exchange offer in a manner that we determine material, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the Series A notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

We will not be required to accept for exchange or to exchange any Series B notes for any Series A notes if the exchange offer, or participation in the exchange offer by a holder of Series A notes, would violate applicable law or any applicable interpretations of the staff of the Commission. In addition, we may terminate the exchange offer as provided in this prospectus before accepting Series A notes for exchange in the event of such a potential violation.

We will not be obligated to accept for exchange the Series A notes of any holder that has not made to us the representations described under “—Purpose and Effect of the Exchange Offer, “—Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to allow us to use an appropriate form to register the Series B notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any Series A notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Series A notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any Series A notes tendered, and will not issue Series B notes in exchange for any such Series A notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

In order to participate in the exchange offer, you must properly tender your outstanding Series A notes to the exchange agent as described below. It is your responsibility to properly tender your outstanding Series A notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.

If you have any questions or need help in exchanging your Series A notes, please call the exchange agent whose address and phone number are set forth in “Prospectus Summary—The Exchange Offer—Exchange Agent.”

All of the outstanding Series A notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program, or ATOP, instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding Series A notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding Series A notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange outstanding Series A notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

There is no procedure for guaranteed late delivery of the Series A notes.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding Series A notes and withdrawal of tendered outstanding Series A notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding Series A notes not properly tendered or any outstanding Series notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularity or condition of tender as to particular outstanding Series A notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding Series A notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding Series A notes, neither the exchange agent, us nor any other person will incur any liability for failure to give such notification. Tenders of outstanding Series A notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding Series A notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue Series B Notes

In all cases, we will issue Series B notes in exchange for Series A notes that we have accepted for exchange under the exchange offer, as promptly as practicable after expiration of the exchange offer, only after the exchange agent timely receives, prior to 5:00 p.m., New York City time, on the expiration date:

•	a book-entry confirmation of transfer of such Series A notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Series A Notes Not Accepted or Exchanged

If we do not accept any tendered Series A notes for exchange or if Series A notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Series A notes will be returned without expense to their tendering holder. Such non-exchanged Series A notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	you will acquire any Series B notes that you receive in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the Series B notes;

•	you are not engaged in and do not intend to engage in the distribution of the Series B notes;

•	if you are a broker-dealer that will receive Series B notes for your own account in exchange for Series A notes, you acquired those Series A notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such Series B notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn Series A notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any Series A notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Series A notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding Series A notes. This crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Series A notes by following the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. We may make additional solicitation by telegraph, facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Series B notes for Series A notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of Series B notes for Series A notes under the exchange offer.

Consequences of Failure to Exchange

If you do not exchange your Series A notes for Series B notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the Series A notes. In general, you may offer or sell the Series A notes only if they are registered under the Securities Act or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Series A notes under the Securities Act.

Accounting Treatment

We will record the Series B notes in our accounting records at the same carrying value as the Series A notes. This carrying value is the aggregate principal amount of the Series A notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Series A notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Series A notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Series A notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Series B notes in the exchange offer. In consideration for issuing the Series B notes as contemplated by this prospectus, we will receive Series A notes in a like principal amount. The form and terms of the Series B notes are identical in all respects to the form and terms of the Series A notes, except the Series B notes do not include certain transfer restrictions under the Securities Act, grant any registration rights or provide for payment of additional interest as liquidated damages. Series A notes surrendered in exchange for the Series B notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the Series B notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2009 which reflects the issuance of the Series A notes on August 17, 2009 and the application of the net proceeds therefrom.

The information in this table is unaudited. This table should be read in conjunction with “Prospectus Summary—Summary Historical Consolidated Financial Information” and “Use of Proceeds,” appearing elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the accompanying notes, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. In addition, we have updated our Management’s Discussion and Analysis of Financial Condition and Results of Operations, consolidated financial statements and accompanying notes for the year ended December 31, 2008 in a Current Report on Form 8-K filed on August 11, 2009, which gives retrospective effect to our adoption of new accounting rules regarding our 1.625% convertible senior notes due 2026 effective January 1, 2009. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 and our Current Report on Form 8-K filed on August 11, 2009 are each incorporated by reference into this prospectus.

As of September 30, 2009
(In thousands, except per share data)
Cash and cash equivalents	$61,891

Total debt:
Revolving credit facility(1)	$—
6.125% senior notes due 2014 (net of original issue discount of $356)	299,644
1.625% convertible senior notes due 2026 (net of original issue discount of $48,591)	201,409
8.000% Series A notes due 2017 (net of original issue discount of $7,140)	242,860

Total debt	743,913

Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; none issued or outstanding	—
Common stock: $0.01 par value; 100,000 shares authorized, 26,116 shares issued and outstanding	261
Additional paid-in capital	404,242
Retained earnings	379,892
Accumulated other comprehensive income	239

Total stockholders’ equity	784,634

Total capitalization	$1,528,547

(1)	At January 8, 2010 we had zero outstanding under our revolving credit facility.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. For purposes of determining the ratios of earnings to fixed charges, earnings are defined as income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest (whether expensed or capitalized) and amortization of debt expenses. The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Year ended December 31,					Nine months ended September 30,
(In thousands, except for ratio data)	2004	2005	2006	2007	2008	2008	2009
Total interest cost:
Interest expense	$17,698	$12,558	$18,866	$21,299	$8,331	$5,466	$12,584
Capitalized interest	3,004	3,869	2,760	11,478	28,332	21,319	17,743

Total interest cost (fixed charges)	$20,702	$16,427	$21,626	$32,777	$36,663	$26,785	$30,327

Pre-tax income	$(3,803)	$58,981	$117,683	$142,999	$180,181	$126,379	$65,039
Interest expense	17,698	12,558	18,866	21,299	8,331	5,466	12,584

Earnings	$13,895	$71,539	$136,549	$164,298	$188,512	$131,845	$77,623

Ratio of earnings to fixed charges(1)(2)(3)	—	4.4x	6.3x	5.0x	5.1x	4.9x	2.6x

(1)	For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $6.8 million. If we adjust earnings to exclude the impact of loss on early extinguishment of debt incurred in the 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.8x and 4.5x for the years ended December 31, 2004 and 2005, respectively.
(2)	We retrospectively applied a new accounting rule set forth by the Financial Accounting Standards Board adopted effective January 1, 2009 regarding our 1.625% convertible senior notes due 2026. This new requirement states that the liability and equity components of a convertible debt instrument that may be settled in cash upon conversion be accounted for separately so that an entity’s accounting will reflect additional non-cash interest expense to match the non-convertible debt borrowing rate when interest cost is recognized in subsequent periods.
(3)	During the nine months ended September 30, 2009, we recorded a non-cash asset impairment charge of $25.8 million related to ten single-hulled tank barges and six ocean-going tugs and a $0.9 million non-cash charge for the write-off of remaining goodwill associated with our Downstream segment. Excluding these non-cash charges, our ratio of earnings to fixed charges would have been 3.4x for the nine months ended September 30, 2009.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Long-term Debt

6.125% Senior Notes due 2014

On November 23, 2004, we issued in a private placement $225.0 million in aggregate principal amount of 6.125% senior unsecured notes, or 2004 senior notes, governed by an indenture, or the 2004 indenture. The effective interest rate on the 2004 senior notes is 6.38%. On October 4, 2005, we issued in a private placement an additional $75.0 million in aggregate principal amount of 6.125% senior unsecured notes, or additional notes, governed by the 2004 indenture. The additional notes were priced at 99.25% of principal amount to yield 6.41%. The 2004 senior notes and additional notes mature on December 1, 2014 and require semi-annual interest payments at a fixed interest rate of 6.125% per year on June 1 and December 1 of each year until maturity. No principal payments are due until maturity. Pursuant to registered exchange offers, the 2004 senior notes and the additional notes were exchanged by the holders for 6.125% senior notes with substantially the same terms, except that the issuance of the 6.125% senior notes issued in the exchange offers was registered under the Securities Act of 1933, as amended, or the Securities Act. Both series of senior notes, or the 6.125% senior notes due 2014, were issued under and are entitled to the benefits of the same 2004 indenture.

The 6.125% senior notes due 2014 are senior unsecured obligations and rank equally in right of payment with other existing and future senior indebtedness, including indebtedness under our revolving credit facility, our 1.625% convertible senior notes and the notes, and senior in right of payment to any subordinated indebtedness that may be incurred by us in the future. The 6.125% senior notes due 2014 are guaranteed by certain of our subsidiaries. The guarantees are full and unconditional, joint and several, and all of our non-guarantor subsidiaries are minor as defined in Commission regulations. Hornbeck Offshore Services, Inc., as the parent company issuer of the 6.125% senior notes due 2014, has no independent assets or operations other than its ownership interest in its subsidiaries and affiliates. The ability of our subsidiaries to make payments to us may be restricted by, among other things, their credit facilities and applicable state corporation or similar statutes and other laws and regulations. Currently, there are no significant restrictions on our ability or the ability of any guarantor subsidiary to obtain funds from its subsidiaries by such means as a dividend or loan, except for certain restrictions contained in our revolving credit facility restricting the payment of dividends by our two principal subsidiaries. We may, at our option, redeem all or part of the 6.125% senior notes due 2014 from time to time at specified redemption prices and subject to certain conditions required by the 2004 indenture. The financial covenants in the 2004 indenture are substantially the same as those in the indenture governing the notes.

Convertible Senior Notes

On November 13, 2006, we issued in a private placement $250.0 million of convertible senior notes due 2026, or the convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. During the first quarter of 2007, we registered the resale of the convertible notes by the holders thereof. The convertible notes bear interest at an annual rate of 1.625%, declining to 1.375% beginning on November 15, 2013, payable semi-annually on May 15 and November 15 of each year. The convertible notes are convertible into shares of our common stock based on the applicable conversion rate only under the following circumstances:

•

during any calendar quarter (and only during such calendar quarter), if the closing price of our shares of common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 135% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

•

prior to November 15, 2013, during the five business day period after a 10 consecutive trading day period in which the trading price per $1,000 principal amount of senior subordinated convertible notes for each day of that period was less than 95% of the product of the closing price for our shares of common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the convertible notes;

•	if the convertible notes have been called for redemption; or

•	upon the occurrence of specified corporate transactions, as defined by the convertible note agreement.

The initial conversion rate of 20.6260 shares per $1,000 principal amount of notes, which corresponds to a conversion price of approximately $48.48 per share, is based on the last reported sale price of our common shares on The New York Stock Exchange of $35.26 on November 7, 2006. As of January 8, 2010, our closing share price was $24.67.

The convertible notes are guaranteed by certain of our subsidiaries. The guarantees are full and unconditional, joint and several, and all of our non-guarantor subsidiaries are minor as defined in Commission regulations. Hornbeck Offshore Services, Inc., as the parent company issuer of the convertible notes, has no independent assets or operations other than its ownership interest in its subsidiaries and affiliates. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan, except for certain restrictions contained in our revolving credit facility restricting the payment of dividends by our two principal subsidiaries. The convertible notes are general unsecured, senior obligations of ours, ranking equally in right of payment with all of our existing and future senior indebtedness, including indebtedness under our revolving credit facility, our outstanding 6.125% senior notes due 2014 and the notes, and senior in right of payment to any subordinated indebtedness that may be incurred by us in the future.

If, upon the occurrence of certain events, the holders of the convertible notes exercise the conversion provisions of the convertible notes, we may need to remit the principal balance of the convertible notes to them in cash as discussed below. In such case, we would classify the entire amount of the outstanding convertible notes as a current liability in the respective quarter. This evaluation of the classification of amounts outstanding associated with the convertible notes will occur every calendar quarter. Upon conversion, a holder will receive, in lieu of common stock, an amount of cash equal to the lesser of (i) the principal amount of the convertible note, or (ii) the conversion value, determined in the manner set forth in the indenture governing the convertible notes, of a number of shares equal to the conversion rate. If the conversion value exceeds the principal amount of the convertible note on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the conversion value upon conversion. If conversion occurs in connection with a change of control, we may be required to deliver additional shares of our common stock by increasing the conversion rate with respect to such convertible notes.

In connection with the sale of the convertible notes, we are a party to convertible note hedge transactions with respect to our common stock with Jefferies & Company, Inc., JPMorgan Chase and AIG-FP Structured Finance (Cayman) Limited, or the counterparties. Each of the convertible note hedge transactions involves the purchase of call options with exercise prices equal to the conversion price of the convertible notes, and are intended to mitigate dilution to our stockholders upon the potential future conversion of the convertible notes. Under the convertible note hedge transactions, the counterparties are required to deliver to us the number of shares of our common stock that we are obligated to deliver to the holders of the convertible notes with respect to the conversion. The convertible note hedge transactions cover approximately the same number of shares of our common stock underlying the convertible notes, subject to customary anti-dilution adjustments, at a strike price of approximately $48.48 per share of common stock. The convertible note hedge transactions expire at the close of trading on November 15, 2013, which is the date that the convertible notes are first putable by the convertible noteholders, although the counterparties will have ongoing obligations with respect to convertible notes properly converted on or prior to that date of which the counterparty has been timely notified. In addition, on November 15, 2016 and November 15, 2021, holders of the convertible notes may require us to purchase their notes for cash.

We also entered into separate warrant transactions, whereby we sold to the counterparties warrants to acquire approximately the same number of shares of our common stock underlying the convertible notes, subject to customary anti-dilution adjustments, at a strike price of $62.59 per share of common stock, which represented a 77.5% premium over the closing price of our shares of common stock on November 7, 2006. If the counterparties exercise the warrants, we will have the option to settle in cash or shares of our common stock equal to the difference between the then market price and strike price. The convertible note hedge and warrant transactions are separate and legally distinct instruments that bind us and the counterparties and have no binding effect on the holders of the convertible notes.

Series A Notes due 2017

On August 17, 2009, we issued $250.0 million in aggregate principal amount of our Series A notes in a private placement. The Series A notes have substantially identical terms as the Series B notes described in “Description of the Series B Notes,” except that the Series A notes have certain transfer restrictions under the Securities Act, registration rights and provide for payment of additional interest as liquidated damages.

Revolving Credit Facility

On September 27, 2006, we closed on a five-year senior secured $100.0 million revolving credit facility with an accordion feature that allowed for the expansion of the facility up to an aggregate of $250.0 million. On February 20, 2008, we exercised our accordion feature in full and increased the then-undrawn borrowing base of our revolving credit facility from $100.0 million to $250.0 million. On November 4, 2009, we amended the credit agreement governing our revolving credit facility to, among other things, extend the maturity date of the lenders’ commitments thereunder from September 2011 to March 2013, amend our leverage ratio for certain periods, and permit the Company, under certain circumstances, to expand the commitments under our revolving credit facility up to $350.0 million. The amended credit facility is collateralized by 19 of our new generation OSVs and associated personalty.

The revolving credit facility is available for working capital and general corporate purposes, including acquisitions, additional newbuild and conversion programs and other capital expenditures. As of January 8, 2010, we have zero drawn under the amended credit facility and have $0.9 million posted in letters of credit. Therefore, we have $249.1 million of credit immediately available under such facility.

Under the amended credit facility, we have the option of borrowing at a variable rate of interest equal to either (i) the London Interbank Offered Rate, plus a margin of 2.5% to 4.0%, or (ii) the greatest of (x) the prime rate announced by Wells Fargo Bank, N.A. in San Francisco, (y) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1%, and (z) the London Interbank Offered Rate plus 1%, plus in each case a margin of 1.5% to 3.0%. The applicable margin for each base rate is determined by a pricing grid, which is based on our leverage ratio, as defined in the amended credit agreement governing the revolving credit facility. We are also required to pay a commitment fee on available but unused amounts of 0.5%, based on the defined leverage ratio.

The amended credit agreement governing the revolving credit facility, the 2004 indenture governing our 6.125% senior notes and the indenture governing the notes impose certain operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.

DESCRIPTION OF THE SERIES B NOTES

This description assumes that all outstanding Series A notes will be exchanged for Series B notes in the exchange offer. Therefore, all references to the Notes in this description are to the Series B Notes.

General

The Series B notes will be issued, and the Series A notes were issued, under an indenture dated as of August 17, 2009 (the “Indenture”) among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

This “Description of the Series B Notes” is intended to be a useful overview of the material provisions of the Notes and the Indenture. As this description is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.

For purposes of this description, references to the “Company” mean Hornbeck Offshore Services, Inc., but not any of its subsidiaries. You will find the definitions of some of the other capitalized terms used in this description under the heading “—Certain Definitions.”

The Notes:

•	will be general unsecured obligations of the Company;

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in certificated form;

•

will rank equally in right of payment to all existing and any future senior indebtedness of the Company, including our outstanding 6.125% senior notes due 2014 and 1.625% convertible senior notes due 2026, but are effectively subordinated to all existing and future secured indebtedness of the Company to the extent of the value of the collateral securing such indebtedness;

•	will rank senior in right of payment to any future subordinated indebtedness of the Company; and

•	will be unconditionally guaranteed on a senior basis by certain Subsidiaries of the Company.

The Indenture provides the Company the flexibility of issuing additional Series A notes or Series B notes in the future in an unlimited amount; however, any issuance of such additional notes would be subject to the covenant described in the first paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” References to the “Notes” in this “Description of the Series B Notes” also include any such additional notes.

Any Series A notes that remain outstanding after the completion of the Exchange Offer, together with the Series B notes issued in connection with the Exchange Offer and any additional notes issued in the future, will be treated as a single class of securities under the Indenture.

Initially, not all of the Company’s existing Subsidiaries will guarantee the Notes. Furthermore, under the circumstances described below under the subheading “—Certain Covenants—Additional Subsidiary Guarantees,” in the future one or more of its Subsidiaries may not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. The non-guarantor Subsidiaries have no outstanding Indebtedness (other than intercompany Indebtedness). Such non-guarantor Subsidiaries generated less than 1.0% of the Company’s consolidated revenues in the fiscal year ended December 31, 2008 and held less than 1.0% of its consolidated assets as of June 30, 2009.

As of the date of the Indenture, all of the Company’s Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Future Designation of Restricted and Unrestricted Subsidiaries,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on September 1, 2017. Interest on the Notes will:

•	accrue at the rate of 8.000% per annum;

•	accrue from the date of issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on March 1 and September 1, commencing on March 1, 2010;

•	be payable to the holders of record on the February 15 and August 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the paying agent, the Company will pay all principal, interest and premium, if any, on that holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the paying agent within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer or exchange of Notes, but holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees

The Company’s payment obligations under the Notes are jointly and severally guaranteed (the “Subsidiary Guarantees”) by all of the Company’s current Significant Subsidiaries. In the future, certain Restricted Subsidiaries of the Company will be required to guarantee the Notes under the circumstances described under “—Certain Covenants—Additional Subsidiary Guarantees.”

The obligations of each Guarantor under its Subsidiary Guarantee are a general unsecured obligation of such Guarantor, ranking equally in right of payment with all other current or future senior indebtedness of such Guarantor, including any borrowings under the Credit Facility, and senior in right of payment to any subordinated indebtedness incurred by such Guarantor in the future. The Subsidiary Guarantees will be effectively subordinated, however, to all current and future secured obligations of the Guarantors, including any borrowings under the Credit Facility, to the extent of the value of the assets collateralizing such obligations.

The obligations of each Guarantor under its Subsidiary Guarantee are limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under bankruptcy, fraudulent conveyance and fraudulent transfer and similar laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance.

The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), whether or not affiliated with such Guarantor, unless:

(1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) executes a supplement to the Indenture and delivers an Opinion of Counsel in accordance with the terms of the Indenture;

(2) immediately after giving effect to such transaction, no Default or Event of Default exists;

(3) such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

(4) the Company would be permitted by virtue of the Company’s pro forma Consolidated Interest Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The Indenture provides that, in the event of a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Guarantor, then such Guarantor or the Person acquiring its assets will be released and relieved of any obligations under its Subsidiary Guarantee; provided, however, that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See “—Repurchase at the Option of Holders—Asset Sales.” In addition, in the event the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee, provided that such designation is conducted in accordance with the applicable provisions of the Indenture. All Subsidiary Guarantees will be released also upon Legal Defeasance as described below under the caption “—Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the Indenture as described below under the caption “—Satisfaction and Discharge.”

Optional Redemption

At any time prior to September 1, 2013, the Company may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Make Whole Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

The Notes are also redeemable at the Company’s option on or after September 1, 2013, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, thereon to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on September 1 of the years indicated below:

Year	Percentage
2013	104.000%
2014	102.000%
2015 and thereafter	100.000%

Further, prior to September 1, 2012, the Company may redeem up to 35% of the aggregate principal amount of Notes originally issued at a redemption price of 108% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), with the net cash proceeds of one or more Qualified Equity Offerings, provided that

(a) at least 65% of the aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption and

(b) each such redemption occurs within 60 days of the date of the closing of each such Qualified Equity Offering.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee considers fair and appropriate; provided, however, that no Notes of $2,000 or less may be redeemed in part.

Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

Except as set forth below under “—Repurchase at the Option of Holders,” the Company is not required to repurchase the Notes or to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of control. Upon the occurrence of a Change of Control, the Company will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to minimum amounts of $2,000 and integral multiples of $1,000 in excess thereof) of each holder’s Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of repurchase (the “Change of Control Payment”), subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of repurchase.

Within 30 days following a Change of Control, the Company will mail a notice to each holder of Notes and the Trustee describing the transaction that constitutes the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On or before the Change of Control Payment Date, the Company will, to the extent lawful,

(a) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(b) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and

(c) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes (or, if all the Notes are then in global form, make such payment through the facilities of The Depository Trust Company), and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a minimum principal amount of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the Credit Facility and give the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder. The Company’s ability to repurchase Notes following a Change of Control may also be limited by the Company’s then existing financial resources.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

A “Change of Control” will be deemed to have occurred upon the occurrence of any of the following:

(a) the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole,

(b) the adoption of a plan relating to the liquidation or dissolution of the Company,

(c) the consummation of any transaction (including, without limitation, any merger or consolidation, but excluding the effect of any voting arrangement pursuant to any agreement among the Company and any stockholders of the Company as in effect on the Issue Date) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company or

(d) the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;

provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if

(1) the stockholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of the Company immediately following the consummation of such transaction and

(2) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.

For purposes of this definition, a time charter of, bareboat charter or other contract for, marine vessels to customers in the ordinary course of business shall not be deemed to be a “lease” under clause (a) above.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who

(a) was a member of the Board of Directors on the Issue Date or

(b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least two-thirds of the directors who were members of the Board of Directors on the Issue Date or who were so elected to the Board of Directors thereafter.

The definition of Change of Control includes an event by which the Company sells, leases, transfers, conveys or otherwise disposes of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries, taken as whole, may be uncertain.

Asset sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (excluding for this purpose an Event of Loss) unless

(a) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and

(b) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;

provided, however, that the amount of

(1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets or Equity Interests pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability,

(2) Liquid Securities, and

(3) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received)

shall each be deemed to be Cash Equivalents for purposes of this provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, an Event of Loss), the Company or any such Restricted Subsidiary may apply such Net Proceeds to

(a) permanently repay all or any portion of the principal of any secured Indebtedness (to the extent of the fair value of the assets collateralizing such Indebtedness, as determined by the Board of Directors) or

(b) to acquire (including by way of a purchase of assets or stock, merger, consolidation or otherwise) Productive Assets, provided that if the Company or such Restricted Subsidiary enters into a binding agreement to acquire such Productive Assets within such 365-day period, but the consummation of the transactions under such agreement has not occurred within such 365-day period, and the agreement has not been terminated, then the 365-day period will be extended to 18 months to permit such consummation; provided further, however, if such consummation does not occur, or such agreement is terminated within such 18-month period, then the Company may apply, or cause such Restricted Subsidiary to apply, within 90 days after the end of the 18-month period or the effective date of such termination, whichever is earlier, such Net Proceeds as provided in clauses (a) and (b) of this paragraph.

Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings, including borrowings under the Credit Facility, or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company will be required to make an offer to all holders of Notes (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, that, if the Company is required to apply such Excess Proceeds to repurchase, or to offer to repurchase, any Pari Passu Indebtedness, the Company shall only be required to offer to repurchase the maximum principal amount of Notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of Notes outstanding and the denominator of which is the aggregate principal amount of Notes outstanding plus the aggregate principal amount of Pari Passu Indebtedness outstanding.

To the extent that the aggregate principal amount of Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to repurchase, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount that the Company is required to repurchase, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

The Company will not, and will not permit any Restricted Subsidiary to, enter into or suffer to exist any agreement (other than any agreement governing the Credit Facility) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make an Asset Sale Offer. The agreement governing the Credit Facility may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Certain Covenants

Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly,

(a) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(b) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any of its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company);

(c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; or

(d) make any Restricted Investment

(all such payments and other actions set forth in clauses (a) through (d) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (b), (c), (d), (f), (g) and (h), but including Restricted Payments permitted by clauses (a) and (e), of the next succeeding paragraph), is less than the sum of the following (the “Restricted Payments Basket”):

(A) 50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2004 to the end of the

Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(B) subject to clause (b) of the next succeeding paragraph, 100% of the aggregate net cash proceeds, and the fair market value of any property other than cash, received by the Company since January 1, 2004 from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into, or exchanged for, such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into, or exchanged for, Disqualified Stock), plus

(C) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (1) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment, plus

(D) in the event that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Investments in such Subsidiary previously made by the Company and its Restricted Subsidiaries as of the date of such redesignation and (2) the amount of such Investments, plus

(E) $20.0 million.

As of September 30, 2009, the amount of the Restricted Payments Basket approximated $408.9 million.

The preceding provisions will not prohibit:

(a) the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3) (B) of the preceding paragraph;

(c) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(d) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Wholly Owned Restricted Subsidiaries;

(e) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity

Interests of the Company or any of its Restricted Subsidiaries held by any employee of the Company or any of its Restricted Subsidiaries, provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any calendar year;

(f) the acquisition of Equity Interests by the Company in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations;

(g) in connection with an acquisition by the Company or by any of its Restricted Subsidiaries, the return to the Company or any of its Restricted Subsidiaries of Equity Interests of the Company or any of its Restricted Subsidiaries constituting a portion of the purchase price consideration in settlement of indemnification claims; and

(h) the purchase by the Company of fractional shares of Equity Interests arising out of stock dividends, splits or combinations or business combinations.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment will be determined in the manner contemplated by the definition of the term “fair market value,” and the results of such determination will be evidenced by an Officers’ Certificate delivered to the Trustee. Not later than the date of making any Restricted Payment (other than a Restricted Payment permitted by clause (b), (c), (d), (f), (g) or (h) of the preceding paragraph), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock; provided, however, that the Company and its Restricted Subsidiaries may incur Indebtedness, and the Company may issue Disqualified Stock, in each case if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0 at the time such additional Indebtedness is incurred or such Disqualified Stock is issued (such time being called the “Incurrence Time”), in each case as determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been issued or incurred at the beginning of such four-quarter period.

The preceding provisions will not apply to the incurrence by the Company or any of its Restricted Subsidiaries of any of the following Indebtedness:

(a) Indebtedness under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (1) $250.0 million and (2) 20% of the

Company’s Consolidated Net Tangible Assets determined as of the end of the Company’s most recently completed fiscal quarter for which internal financial statements are available;

(b) Existing Indebtedness;

(c) Hedging Obligations;

(d) Indebtedness represented by the Series A notes, the Series B notes or any Subsidiary Guarantees;

(e) intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries, provided that any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Wholly Owned Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, as of the date such issuance, sale or other transfer is not permitted by this clause (e);

(f) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of the Company or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(g) the guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries or by any Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary, in each case, that was permitted to be incurred by another provision of this covenant;

(h) Permitted Refinancing Debt incurred in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was incurred pursuant to the first paragraph of this covenant or clause (b), (d) or (h) of the second paragraph of this covenant; and

(i) other Indebtedness in a principal amount not to exceed $25.0 million at any one time outstanding.

The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary Guarantee of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (i) of the second paragraph, or is entitled to be incurred pursuant to the first paragraph, of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to such category. There will be no restrictions in the Indenture on the ability of an Unrestricted Subsidiary to incur Indebtedness or issue preferred stock.

Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens, to secure:

(a) any Indebtedness of the Company, unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured, until such time as such Indebtedness is no longer secured by a Lien (other than Permitted Liens), or

(b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, its Subsidiary Guarantee is equally and ratably secured, until such time as such Indebtedness is no longer secured by a Lien (other than Permitted Liens);

provided, however, that if such Indebtedness is expressly subordinated to the Notes or the Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantees. The incurrence of secured Indebtedness by the Company and its Restricted Subsidiaries is subject to further limitations on the incurrence of Indebtedness as described under “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Sale-and-Leaseback Transactions. The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that the Company or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

(a) the Company or such Restricted Subsidiary could have

(1) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” provided, however, that this clause (1) shall no longer be effective if the Terminated Covenants terminate as described under “—Covenant Termination” below, and

(2) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “—Liens,”

(b) the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets that are the subject of such sale-and-leaseback transaction and

(c) the transfer of assets in such sale-and-leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Issuances and Sales of Capital Stock of Restricted Subsidiaries. The Company

(a) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company), unless

(1) such transfer, conveyance, sale, or other disposition is of all the Capital Stock of such Restricted Subsidiary and

(2) the Net Proceeds from such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” and

(b) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company;

except, in the case of both clauses (a) and (b) above, with respect to (i) dispositions or issuances by a Wholly Owned Restricted Subsidiary of the Company as contemplated in clauses (a) and (b) of the definition of “Wholly Owned Restricted Subsidiary” or (ii) other dispositions or issuances of Capital Stock of a Restricted Subsidiary of the Company, provided that, after giving pro forma effect thereto, the Investment of the Company and its Restricted Subsidiaries in all Restricted Subsidiaries that are not Wholly Owned Restricted Subsidiaries of the Company, determined on a consolidated basis in accordance with GAAP, does not exceed 25% of Consolidated Net Tangible Assets of the Company. For purposes of this covenant, the creation or perfection of a Lien on any Capital Stock of a Restricted Subsidiary of the Company to secure any Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a disposition of such Capital Stock, provided that any sale by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to do any of the following:

(a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries,

(b) make loans or advances to the Company or any of its Restricted Subsidiaries or

(c) transfer any of its assets to the Company or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

(1) the Credit Facility or Existing Indebtedness, each as in effect on the Issue Date,

(2) the Indenture, the Notes and the Subsidiary Guarantees,

(3) applicable law,

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the assets of any Person, other than the Person, or the assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred,

(5) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices,

(6) by reason of customary provisions restricting the transfer of copyrighted or patented materials consistent with industry practice,

(7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired,

(8) customary provisions in bona fide contracts for the sale of assets,

(9) Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (1), (2) and (4) above, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced or

(10) provisions with respect to the disposition or distribution of assets in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets. The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to another Person unless

(a) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia,

(b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee,

(c) immediately after such transaction no Default or Event of Default exists and

(d) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made

(1) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and

(2) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

provided, however, that this clause (d) shall no longer be effective if the Terminated Covenants terminate as described under “—Covenant Termination” below.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of the Company.

Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary, and

(b) the Company delivers to the Trustee

(1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Company or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to the Company, provided that such opinion will not be required with respect to any Affiliate Transaction or series of related Affiliate Transactions involving either (i) shipyard contracts that are awarded following a competitive bidding process and approved by a majority of the disinterested members of the Board of Directors or (ii) an Affiliate in which an unrelated third person owns Voting Stock in excess of that owned by the Company or any of its Restricted Subsidiaries;

provided, however, that the following shall be deemed not to be Affiliate Transactions:

(A) any employment agreement or other employee compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(B) transactions between or among the Company and its Restricted Subsidiaries;

(C) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture;

(D) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $500,000 outstanding at any one time;

(E) indemnities of officers, directors and employees of the Company or any of its Restricted Subsidiaries permitted by bylaw or statutory provisions;

(F) maintenance in the ordinary course of business of customary benefit programs or arrangements for officers, directors and employees of the Company or any Restricted Subsidiary, including without limitation vacation plans, health and life insurance plans, deferred compensation plans, retirement or savings plans and similar plans;

(G) registration rights or similar agreements with officers, directors or significant shareholders of the Company or any Restricted Subsidiary;

(H) issuance of Equity Interests (other than Disqualified Stock) by the Company; and

(I) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Affiliate.

Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries, after the Issue Date, acquires or creates another Significant Subsidiary or if any other Restricted Subsidiary becomes such, then such Significant Subsidiary shall become a Guarantor by executing a supplement to the Indenture and delivering it to the Trustee in accordance with the terms of the Indenture; provided, however, this requirement shall not apply to a Significant Subsidiary that is a Foreign Subsidiary. If, after the Issue Date, any Restricted Subsidiary of the Company (including a Foreign Subsidiary) that is not already a Guarantor guarantees any other Indebtedness of the Company or any Indebtedness of a Domestic Subsidiary, then that Subsidiary shall become a Guarantor by executing a supplemental indenture and delivering it to the Trustee within ten Business Days of the date on which it guaranteed such Indebtedness. Notwithstanding the preceding, any Subsidiary Guarantee of a Restricted Subsidiary (other than a Significant Subsidiary) shall be unconditionally released upon the release or discharge of its guarantee of all other Indebtedness of the Company or any Domestic Subsidiary, except a release or discharge by, or as a result of payment under, such guarantee.

Conduct of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the marine transportation and logistics business and such other businesses as are complementary or related thereto as determined in good faith by the Board of Directors of the Company.

Reports. Whether or not the Company is required to do so by the rules and regulations of the Commission, the Company will file with the Commission within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and, within 15 days of filing, or attempting to file, the same with the Commission, furnish to the holders of the Notes and the Trustee

(a) all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants, and

(b) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors will furnish to the holders of the Notes, prospective purchasers of the Notes and securities analysts, upon their request, the information, if any, required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

Future Designation of Restricted and Unrestricted Subsidiaries. The preceding covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary, or by the redesignation by the Company of an Unrestricted Subsidiary as a Restricted Subsidiary.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation (except to the extent they qualify as Permitted Investments). All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of (a) the net book value of such Investments at the time of such designation and (b) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payments would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The Board of Directors of the Company may also redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation complies with the requirements of the Indenture described in the definition of “Unrestricted Subsidiary.” If the aggregate amount of all Restricted Payments calculated for purposes of the first paragraph of the covenant described under “—Restricted Payments” above includes an Investment in an Unrestricted Subsidiary that subsequently becomes a Restricted Subsidiary pursuant to the terms of this paragraph, then the aggregate amount of such Restricted Payments will be reduced by the lesser of (a) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) the amount of such Investments.

Any designation or redesignation pursuant to this covenant by the Board of Directors will be evidenced by the filing with the Trustee of a Board Resolution giving effect to such action and evidencing the valuation of any Investment relating thereto (as determined in good faith by the Board of Directors) and an Officers’ Certificate certifying that such action and valuation complied with the preceding requirements.

Covenant Termination

Once the Notes have achieved an Investment Grade Rating and no Default has occurred and is continuing under the Indenture, the Company and its Restricted Subsidiaries will no longer be subject to the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders” and under the following headings under the caption “—Certain Covenants”:

•	“—Restricted Payments,”

•	“—Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“—Issuances and Sales of Capital Stock of Restricted Subsidiaries,”

•	“—Dividend and Other Payment Restrictions Affecting Subsidiaries,”

•	“—Transactions with Affiliates,”

•	“—Conduct of Business” and

•	“—Future Designation of Restricted and Unrestricted Subsidiaries.”

(collectively, the “Terminated Covenants”) and any provisions of the Notes inconsistent with the elimination of the Terminated Covenants; provided, however, the Company and its Restricted Subsidiaries will remain subject to the provisions of the Indenture described above under the following headings under the caption “—Certain Covenants”:

•	“—Liens,”

•	“—Sale-and-Leaseback Transactions” (except to the extent set forth in that covenant),”

•	“—Merger, Consolidation or Sale of Assets” (except to the extent set forth in that covenant),

•	“—Additional Subsidiary Guarantees” and

•	“—Reports.”

After termination of the Terminated Covenants, for purposes of complying with the “Liens” covenant, the Liens described in clauses (a) and (m) of the definition of “Permitted Liens” will be Permitted Liens only to the extent those Liens secure Indebtedness not exceeding, at the time of determination, 10% of the Consolidated Net Tangible Assets of the Company. Once effective, this 10% limitation on Permitted Liens will continue to apply during any later period in which the Notes do not have an Investment Grade Rating.

Events of Default and Remedies

Each of the following constitutes an Event of Default:

(a) default for 30 days in the payment when due of interest on the Notes;

(b) default in payment when due of the principal of or premium, if any, on the Notes;

(c) failure by the Company to comply with the provisions described under the caption “—Repurchase at the Option of Holders” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(d) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes;

(e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default

(1) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a “Payment Default”) or

(2) results in the acceleration of such Indebtedness prior to its express maturity and

(3) in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(f) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g) failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary

Guarantee or the unenforceability of any Subsidiary Guarantee against a Guarantor for any reason other than as provided in the Indenture; and

(h) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the preceding, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, premium or interest that has become due solely because of the acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of premium or interest on the Notes.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of the Notes may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue such remedy;

(3) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding Notes and the Subsidiary Guarantees (“Legal Defeasance”) except for

(a) the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium and interest on such Notes when such payments are due from the trust referred to below,

(b) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer or exchange of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(c) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and any Guarantor’s obligations in connection therewith and

(d) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date,

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the grant of Liens securing such borrowings) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit,

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound,

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally,

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If the Company exercises either Legal Defeasance or Covenant Defeasance, any Liens securing the Notes that were created pursuant to the requirements of the “Liens” covenant will be released.

Amendment and Waiver

Except as provided below, the Indenture or the Notes may be amended with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing non-payment default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a) reduce the principal amount of Notes whose holders must consent to an amendment or waiver,

(b) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”),

(c) reduce the rate of or change the time for payment of interest on any Note,

(d) waive a Default or Event of Default in the payment of principal of or premium or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration),

(e) make any Note payable in money other than that stated in the Notes,

(f) make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of Notes to receive payments of principal of or premium or interest on the Notes (except as permitted in clause (g) hereof),

(g) waive a redemption or repurchase payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”),

(h) alter the ranking of the Notes relative to other Indebtedness of the Company or any Subsidiary Guarantee relative to other Indebtedness of the Guarantors, in either case in a manner adverse to the holders, or

(i) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder (provided that any change to conform the Indenture to this prospectus will not be deemed to adversely affect such legal rights), to secure the Notes pursuant to the requirements of the “Liens” covenant, to add any additional Guarantor or to release any

Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(a) either:

(1) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation or

(2) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(c) the Company or any Guarantor has paid or caused to be paid all other sums payable by it under the Indenture; and

(d) the Company has delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

Wells Fargo Bank, National Association, serves as trustee, registrar and paying agent under the Indenture. Such bank currently serves in the same capacities with respect to the Company’s 6.125% senior notes due 2014 and 1.625% convertible senior notes due 2026 and may serve as trustee under a subordinated and a senior debt indenture under the Company’s existing “shelf” registration statements. Such bank also serves as a lender and the administrative agent under the Credit Facility.

The Indenture contains certain limitations on the rights of the Trustee, should it be a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if after an Event of Default has occurred and is continuing, the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. In case an Event of Default occurs (which is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security or indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it, the Notes and the Subsidiary Guarantees are governed by the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by contacting Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433, Attention: Chief Financial Officer, telephone (985) 727-6802.

Book-entry, Delivery and Form

The Notes will be issued in the form of a global note, or the Global Note. The Global Note will be:

•	deposited with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and

•	registered in the name of DTC or its nominee,

in each case for credit to an account of a Direct Participant as described below.

Transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its Direct or Indirect Participants, including, if applicable, those of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”), which may change from time to time.

The Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in limited circumstances. Beneficial interests in the Global Note may be exchanged for Certificated Notes only in limited circumstances. See “—Depository Procedures with Respect to the Global Note—Transfers of Interests in the Global Note for Certificated Notes.”

Depository Procedures with Respect to the Global Note

DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Direct Participants”) and to facilitate the clearance and settlement of securities transactions between Direct Participants through electronic book-entry changes to accounts of the Direct Participants, thereby eliminating the need for physical movement of certificates. Direct Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain of such Direct Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Direct Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Direct Participants may beneficially own securities held by or on behalf of DTC only through the Direct Participants or the Indirect Participants.

DTC has also advised the Company that pursuant to procedures established by it,

(a) upon deposit of the Global Note, DTC will credit the accounts of Direct Participants designated by the initial purchasers with portions of the principal amount of the Global Note that have been allocated to them by the initial purchasers and

(b) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Direct Participants) or by the Direct Participants and the Indirect Participants (with respects to other owners of beneficial interests in the Global Note).

Investors in the Global Note may hold their interests therein directly through DTC, if they are Direct Participants in such system, or indirectly through organizations that are Direct Participants in such system, including Euroclear or Clearstream. Euroclear Bank N.V./S.A. will act initially as depository for Euroclear, and Citibank, N.A. will act initially as depository for Clearstream (each a “Nominee” of Euroclear and Clearstream, respectively.). Therefore, they will each be recorded on DTC’s records as the holders of all ownership interests held by them on behalf of Euroclear and Clearstream, respectively. Euroclear and Clearstream must maintain on their own records the ownership interests, and transfers of ownership interests by and between, their own customers’ securities accounts. DTC will not maintain such records. All ownership interests in the Global Note, including those of customers’ securities accounts held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

The laws of some states require that certain persons take physical delivery in a definitive, certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interest.

Except as described in “—Transfers of Interests in the Global Note for Certificated Notes” below, owners of interests in the Global Note will not have Notes registered in their names, will not receive Certificated Notes and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

DTC has also advised the Company that its current practice, upon receipt of any payment in respect of interests in securities such as the Global Note (including principal and interest) held by it or its nominee, is to credit the accounts of the relevant Direct Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Note as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Direct Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts for customers registered in “street name.” Such payments will be the responsibility of the Direct Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Direct Participants or Indirect Participants in identifying the beneficial owners of the Global Note, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Note for all purposes.

The Global Note will trade in DTC’s Same-day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the Notes through Euroclear or Clearstream) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interests in the Notes through Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers with respect to the Global Note between the Direct Participants in DTC, on the one hand, and Indirect Participants who hold interests in the Notes through Euroclear or Clearstream, on the other hand, will be effected by Euroclear’s or Clearstream’s Nominee through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be; however, delivery of instructions relating to cross-market transactions must be made directly to Euorclear or Clearstream and within the established deadlines (Brussels time) of such systems. Indirect Participants who hold interests in the Notes through Euroclear and Clearstream may not deliver instructions directly to Euroclear’s and Clearstream’s Nominees. Euroclear and Clearstream will, if the transaction meets their settlement requirements, deliver instructions to their respective Nominees to deliver or receive interests on Euroclear’s or Clearstream’s behalf in the relevant Global Note in DTC, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

Because of time zone differences, the securities account of an Indirect Participant who holds an interest in the Notes through Euroclear or Clearstream purchasing an interest in the

Global Note from a Direct Participant in DTC will be credited and any such crediting will be reported to Euroclear or Clearstream during the European business day for Euroclear or Clearstream immediately following the settlement date of DTC in New York. Although recorded in DTC’s accounting records as of DTC’s settlement date in New York, Euroclear and Clearstream customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Regulation S Global Note to a DTC Participant until the European business day for Euroclear and Clearstream immediately following DTC’s settlement date.

DTC has advised the Company that it will take any action permitted to be taken by a Noteholder only at the direction of one or more Direct Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Direct Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC reserves the right to exchange the Global Note (without the direction of one or more of its Direct Participants) for Certificated Notes, and to distribute such Certificated Notes to its Direct Participants. See “—Transfer of Interests in the Global Note for Certificated Notes.”

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among Direct Participants, including Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, its Direct Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the Global Note.

Transfers of Interests in the Global Note for Certificated Notes. The Global Note may be exchanged for definitive notes in registered, certificated form without interest coupons (“Certificated Notes”) if (a) DTC (1) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company thereupon fails to appoint a successor depositary within 90 days, or (b) there shall have occurred and be continuing an Event of Default and DTC notifies the Trustee of its decision to exchange the Global Note for Certificated Notes. In any such case, upon surrender by the Direct and Indirect Participants of their interests in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and DTC identify to the Trustee as being the beneficial owner of the related Notes.

Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC’s customary procedures).

Neither the Company nor the Trustee will be liable for any delay by the holder of any Global Note or DTC in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

Same-Day Settlement and Payment. Payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest) will be made by wire transfer of immediately available funds to the account specified by the holder of such Global Note. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, and interest in the manner indicated above under “—Methods of Receiving Payments on the Notes.” The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

The information in this section concerning DTC, Euorclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for its accuracy.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or (b) assumed in connection with acquisitions of assets from such Person. Acquired Indebtedness will be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of assets from such Person.

“Affiliate” of any specified Person means an “affiliate” of such Person, as such term is defined for purposes of Rule 144 under the Securities Act.

“Asset Sale” means

(a) the sale, lease, conveyance or other disposition (a “disposition”) of any assets or rights (including, without limitation, by way of a sale and leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sales covenant),

(b) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries, and

(c) any Event of Loss,

whether, in the case of clause (a), (b) or (c), in a single transaction or a series of related transactions, provided that such transaction or series of related transactions (1) involves assets or rights having a fair market value in excess of $5.0 million or (2) results in the payment of net proceeds (including insurance proceeds from an Event of Loss) in excess of $5.0 million. Notwithstanding the preceding provisions of this definition, the following transactions will be deemed not to be Asset Sales:

(A) a disposition of obsolete or excess equipment or other assets;

(B) a disposition of assets (including Equity Interests) by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(C) a disposition of cash or Cash Equivalents;

(D) disposition of assets (including Equity Interests) that constitutes a Permitted Investment or Restricted Payment that is permitted by the provisions of the Indenture described above under “—Certain Covenants—Restricted Payments;”

(E) any charter or lease of any equipment or other assets entered into in the ordinary course of business and with respect to which the Company or any Restricted Subsidiary thereof is the lessor, except any such charter or lease that provides for the acquisition of such assets by the lessee during or at the end of the term thereof for an amount that is less than the fair market value thereof at the time the right to acquire such assets occurs; and

(F) any trade or exchange by the Company or any Restricted Subsidiary of the Company of equipment or other assets for equipment or other assets owned or held by another Person, provided that the fair market value of the assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the fair market value of the assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary.

The fair market value of any non-cash proceeds of a disposition of assets and of any assets referred to in the preceding clauses (E) and (F) of this definition shall be determined in the manner contemplated in the definition of the term “fair market value,” the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee.

“Attributable Indebtedness” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-lease-back transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means

(a) in the case of a corporation, corporate stock,

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means

(a) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition,

(b) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with or issued by any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500.0 million and whose long-terms debt securities are rated at least A3 by Moody’s and at least A- by S&P,

(c) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above,

(d) commercial paper having a rating of at least P-1 from Moody’s or at least A-1 from S&P and in each case maturing within 270 days after the date of acquisition,

(e) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (b) above, provided all deposits referred to in this clause (e) are made in the ordinary course of business and do not exceed $2.0 million in the aggregate at any one time, and

(f) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (a) through (d).

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period,

(a) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale,

(b) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries,

(c) Consolidated Interest Expense of such Person and its Restricted Subsidiaries, and

(d) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four-quarter reference period:

(a) any incurrence, assumption, guarantee, repayment, purchase or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event occurred for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(b) any acquisition that has been made by such Person or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date;

(c) any delivery to, or acquisition by, such Person or any of its Restricted Subsidiaries of any newly constructed vessel (or vessels), whether constructed by such Person or otherwise (including, but not limited to offshore supply vessels, offshore service vessels, crewboats, fast supply vessels, anchor handling and towing supply vessels, tankers, tugs and tank barges), usable in the normal course of business of such Person or any of its Restricted Subsidiaries, that is (or are) subject to a Qualified Services Contract; and

(d) any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X as in effect from time to time;

provided further, however, that (1) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (2) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. For purposes of clause (c) of this definition, the amount of Consolidated Cash Flow attributable to such vessel (or vessels) shall be calculated in good faith by a responsible financial or accounting officer of such Person and shall include in the calculation of the Consolidated Interest Coverage Ratio the revenues to be earned pursuant to the Qualified Services Contract relating to such vessel (or vessels), taking into account, where applicable, only contractual minimum amounts, and the estimated expenses related thereto. Such estimated expenses shall be based on the expenses of the most nearly comparable vessel in such Person’s fleet or, if no such comparable vessel exists, then on the industry average for expenses of comparable vessels; provided, however, in determining the estimated expenses attributable to such new vessel (or vessels), the calculation shall give effect to the interest expense attributable to the incurrence, assumption or guarantee of any Indebtedness relating to the construction, delivery or acquisition of such new vessel (or vessels) in accordance with clause (a) of this definition. Notwithstanding the preceding, in any calculation of Consolidated Interest Coverage Ratio based on the preceding clause (c), the pro forma inclusion of Consolidated Cash Flow attributable to such Qualified Services Contract for the four-quarter reference period shall be reduced by the actual Consolidated Cash Flow from such new vessel (or vessels) previously earned and accounted for in the actual results for the four-quarter reference period.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations but excluding (i) amortization of debt issuance costs) and (ii) any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity, to the extent that any of such nonrecurring charges constitutes consolidated interest expense) and

(b) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that

(a) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof,

(b) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

(c) unrealized losses and gains under derivative instruments included in the determination of Consolidated Net Income, including, without limitation those resulting from the application of Statement of Financial Accounting Standards No. 133 shall be excluded and

(d) the cumulative effect of a change in accounting principles shall be excluded.

In addition, notwithstanding the preceding, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity.

“Consolidated Net Tangible Assets” means, with respect to any Person as of any date, the sum of the amounts that would appear on a consolidated balance sheet of such Person and its consolidated Restricted Subsidiaries as the total assets of such Person and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP and after deducting therefrom,

(a) to the extent otherwise included, unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or development expenses and other intangible items and

(b) the aggregate amount of liabilities of such Person and its Restricted Subsidiaries which may be properly classified as current liabilities (including tax accrued as estimated), determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Worth” means, with respect to any Person as of any date, the sum of

(a) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus

(b) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less

(1) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person,

(2) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries and

(3) all unamortized debt discount and expense and unamortized deferred charges as of such date, in each case determined in accordance with GAAP.

“Credit Facility” means that certain Senior Secured Revolving Credit Agreement dated as of September 27, 2006 among certain Restricted Subsidiaries of the Company and Wells Fargo Bank, National Association, as administrative agent, Comerica Bank, as syndication agent, and Wells Fargo Bank, National Association, Comerica Bank, Capital One, N.A., DnB NOR Bank ASA, Fortis Capital Corp., JPMorgan Chase Bank, N.A., Amegy Bank N.A., Nordea Bank Norge ASA, Grand Cayman Branch and Whitney National Bank, as lenders, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, supplemented, extended, renewed, replaced, refinanced or restructured from time to time, whether by the same or any other agent or agents, lender or group of lenders, whether represented by one or more agreements and whether one or more Subsidiaries are added or removed as borrowers or guarantors thereunder or as parties thereto.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption “Repurchase at the Option of Holders—Change of Control” or “Repurchase at the Option of Holders—Asset Sales,” as the case may be.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Loss” means, with respect to any asset of the Company or any Restricted Subsidiary,

(a) any damage to such asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or

(b) the confiscation, condemnation or requisition of title to such asset by any government or instrumentality or agency thereof.

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the Issue Date, until such amounts are repaid, but shall not include any Indebtedness that is repaid with the proceeds of the Series A Notes.

The term “fair market value” means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined in good faith by the Board of Directors of the Company, or, with respect to any asset or Investment in excess of $20.0 million (other than cash or Cash

Equivalents), as determined by a reputable appraisal firm that is, in the judgment of the disinterested members of such Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia and that conducts substantially all of its operations outside the United States.

“GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time.

“Guarantor” means each of:

(a) Energy Services Puerto Rico, LLC, Hornbeck Offshore Services, LLC, Hornbeck Offshore Transportation, LLC, Hornbeck Offshore Operators, LLC, HOS-IV, LLC, and Hornbeck Offshore Trinidad & Tobago, LLC, each a Delaware limited liability company;

(b) any other Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of the Indenture; and

(c) their respective successors and assigns,

in each case until such Guarantor ceases to be such in accordance with the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under

(a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements,

(b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and

(c) any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in foreign currency rates,

in each case to the extent such obligations are incurred in the ordinary course of business of such Person and not for speculative purposes.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of (1) borrowed money including, without limitation, any guarantee thereof, or (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the deferred and unpaid purchase price of any property, or representing any Hedging Obligations, if and to the extent any of the preceding indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, provided, however, that any accrued expense or trade payable of such Person shall not constitute Indebtedness. The amount of any Indebtedness outstanding as of any date shall be

(a) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and

(b) the principal amount thereof, in the case of any other Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of such Person and its Restricted Subsidiaries thereunder).

“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, who is not a QIB.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments:

(a) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business,

(b) Hedging Obligations and

(c) endorsements of negotiable instruments and documents in the ordinary course of business.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means the first date on which the Notes are issued under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement) or any assignment (or agreement to assign) any right to income or profits from any asset by way of security.

“Liquid Securities” means equity securities (1) of any master limited partnership, (2) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market and (3) as to which (a) the holder is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act), (b) a registration statement under the Securities Act covering the resale thereof is in effect, or (c) the Company or a Subsidiary is entitled to registration rights under the Securities Act.

“Make Whole Premium” means, with respect to any Note on any redemption date, the excess, if any, of (1) the present value at such redemption date of (A) the redemption price of the Note at September 1, 2013 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) and (B) all required interest payments due on the Note during the period from such redemption date through September 1, 2013 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points over (2) the principal amount of the Note, if greater.

The term “merger” includes a compulsory share exchange, a conversion of a corporation into another business entity and any other transaction having effects substantially similar to a merger under the General Corporation Law of the State of Delaware.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however,

(a) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with

(1) any Asset Sale (including, without limitation, dispositions pursuant to sale-and-leaseback transactions) or

(2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

(b) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication)

(a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof,

(b) taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements),

(c) amounts required to be applied to the repayment of Indebtedness (other than under the Credit Facility) secured by a Lien on the assets that were the subject of such Asset Sale and

(d) any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness

(a) as to which neither the Company nor any of its Restricted Subsidiaries

(1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or

(2) constitutes the lender,

(b) no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and

(c) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company or any of its Restricted Subsidiaries the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to repurchase such Indebtedness.

“Permitted Investments” means

(a) any Investment in the Company (including, without limitation, any acquisition of the Notes) or in a Restricted Subsidiary of the Company,

(b) any Investment in Cash Equivalents,

(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment

(1) such Person becomes a Restricted Subsidiary of the Company or

(2) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company,

(d) any Investment made as a result of the receipt of non-cash consideration from

(1) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or

(2) a disposition of assets that does not constitute an Asset Sale,

(e) Investments in a Person engaged principally in the business of providing marine transportation or logistics services or other businesses reasonably complementary or related thereto as determined in good faith by the Board of Directors, provided that the aggregate amount of all such Investments at any one time outstanding pursuant to this clause (e) in Persons that are not Restricted Subsidiaries of the Company shall not exceed the greater of

(1) $50.0 million and

(2) 10% of Consolidated Net Tangible Assets determined as of the end of the Company’s most recently completed fiscal quarter for which internal financial statements are available,

(f) Investments in stock, obligations or securities received in settlement of any debts owing to the Company or any Restricted Subsidiary of the Company as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Restricted Subsidiary of the Company, in each case as to any debt owing to the Company or any Restricted Subsidiary of the Company, that arose in the ordinary course of business of the Company or any such Restricted Subsidiary and

(g) any Investment in a Person to the extent that such Investment was made or entered into in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company.

“Permitted Liens” means

(a) Liens securing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock,”

(b) Liens in favor of the Company and its Restricted Subsidiaries,

(c) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to its contemplation of such merger or consolidation and do not extend to any property other than those of the Person merged into or consolidated with the Company or any of its Restricted Subsidiaries,

(d) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to its contemplation of such acquisition and do not extend to any other property of the Company or any of its Restricted Subsidiaries,

(e) Liens securing the performance of tenders, bids, statutory obligations, surety, appeal, return-of-money or performance bonds, government contracts, insurance obligations or other obligations of a like nature incurred in the ordinary course of business, or Liens securing reimbursement undertakings respecting letters of credit supporting any such obligations,

(f) Liens securing Hedging Obligations,

(g) Liens existing on the Issue Date,

(h) Liens securing Non-Recourse Debt,

(i) any interest or title of a lessor under a Capital Lease Obligation or an operating lease,

(j) Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business,

(k) Liens on real or personal property or assets of the Company or a Restricted Subsidiary of the Company thereof to secure Indebtedness incurred for the purpose of

(1) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 120 days after, completion of the acquisition of such property or assets or

(2) financing all or any part of the cost of construction or improvement of any such property or assets,

provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction or improvement of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary of the Company (other than any associated accounts, contracts and insurance proceeds),

(l) Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness referred to in clauses (c), (d), (g) and (k) above and in this clause (1),

(m) Liens securing Indebtedness of the Company or any Restricted Subsidiary of the Company that does not exceed $25.0 million at any one time outstanding,

(n) Liens on assets of the Company or any Restricted Subsidiary of the Company that were substituted or exchanged as collateral for other assets of the Company or any Restricted Subsidiary of the Company that are referred to in any of the preceding clauses (c), (d) and (k) of this definition, provided that the fair market value of the substituted or exchanged assets substantially approximates, at the time of the substitution or exchange, the fair market value of the other assets so referred to,

(o) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired,

(p) rights of banks to set off deposits against Indebtedness owed to said banks,

(q) Liens upon specific items of inventory or other goods and proceeds of the Company or its Restricted Subsidiaries securing the Company’s or any such Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business, and

(r) legal or equitable Liens deemed to exist by reason of negative pledge covenants and other covenants or undertakings of a like nature.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that

(a) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of, plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith),

(b) such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded,

(c) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, on terms at least as favorable, taken as a whole, to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and

(d) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

provided, however, that a Restricted Subsidiary may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.

“Productive Assets” means Vessels or other assets (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing marine transportation or logistics services (or any other business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors).

“Qualified Equity Offering” means

(a) any sale of Equity Interests (other than Disqualified Stock) of the Company for cash pursuant to an underwritten offering registered under the Securities Act or

(b) any other sale of Equity Interests (other than Disqualified Stock) of the Company for cash,

in each case so long as such sale does not result in a Change of Control.

“Qualified Services Contract” means, with respect to any newly constructed or converted offshore supply vessel, offshore service vessel (including, without limitation, any crewboat,

fast supply vessel and anchor-handling towing supply (AHTS) vessel), tug, double-hulled tank barge and double-hulled tanker delivered to the Company or any of its Restricted Subsidiaries, or any such newly constructed or converted vessel constructed or converted for a third party and then acquired by the Company or any of its Restricted Subsidiaries within 365 days of such vessel’s original delivery date, a contract that the Board of Directors of the Company, acting in good faith, designates as a “Qualified Services Contract” pursuant to a resolution of the Board of Directors, which contract:

(a) is between the Company or one of its Restricted Subsidiaries, on the one hand, and (1) a Person with a rating of either a BBB- or higher from S&P or Baa3 or higher from Moody’s, or if such ratings are not available, then a similar investment grade rating from another nationally recognized statistical rating agency or (2) any other Person provided such contract is supported by letters of credit, performance bonds or guarantees, from a Person that has an investment grade rating as described in the preceding subclause (1) of this clause (a) or such contract provides for a lockbox or similar arrangement or direct payment to the Company or a Restricted Subsidiary by a Person with such an investment grade rating, for the full amount of the contracted payments due over the four-quarter reference period considered in calculating the Consolidated Interest Coverage Ratio;

(b) provides for services to be performed by the Company or one of its Restricted Subsidiaries involving the use of such vessel or a charter (bareboat or otherwise) of such vessel by the Company or one of its Restricted Subsidiaries, in either case for a minimum period of at least one year; and

(c) provides for a fixed or minimum dayrate or fixed or minimum volume or freight rates (including, if applicable, lay time and demurrage) for such vessel.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poors Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to its rating agency business.

“Significant Subsidiary” means

(a) any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date, and

(b) any other Restricted Subsidiary of the Company that represents more than 5% of the Consolidated Net Tangible Assets of the Company, based upon the most recent internal financial statements of the Company.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person,

(a) any corporation, association or other business entity of which more than 50% of the total Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof),

(b) any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof) and

(c) any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.

“Treasury Rate” means, as of any redemption date in respect to the Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date, or if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to September 1, 2013; provided, however, that if the period from the redemption date to September 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate a Subsidiary as an Unrestricted Subsidiary only to the extent that such Subsidiary at the time of such designation

(a) has no Indebtedness other than Non-Recourse Debt,

(b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under the caption “—Certain Covenants—Transactions with Affiliates,” and

(c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation

(1) to subscribe for additional Equity Interests or

(2) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(A) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and

(B) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of a Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing

(a) the sum of the products obtained by multiplying

(1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(2) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by

(b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person to the extent that

(a) all of the outstanding Capital Stock of which (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders) shall at the time be owned directly or indirectly by such Person or

(b) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that such Person, directly or indirectly, owns the remaining Capital Stock in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Restricted Subsidiary.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF NOTES FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE HOLDERS OF NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion is a summary of material U.S. federal income tax consequences relative to the exchange of the Series A notes for the Series B notes, but does not purport to be a complete analysis for all potential tax effects. The discussion is based upon the Code, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, or may be subject to different interpretations, so as to result in U.S. federal income tax consequences different than discussed in the following discussion. Such consequences may adversely affect a holder of Series B notes. The discussion does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

The exchange of the Series A notes for the Series B notes pursuant to the exchange offer should not be a taxable event to the holder for U.S. federal income tax purposes. Accordingly, a holder should not recognize gain or loss upon receipt of a Series B note for a Series A note, and the holder should have the same basis and holding period in the Series B notes as it had in the Series A notes immediately before the exchange.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the Commission in no-action letters issued to third parties, we believe that you may transfer Series B notes issued under the exchange offer in exchange for the Series A notes if:

•	you acquire the Series B notes in the ordinary course of your business; and

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution of such Series B notes.

You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding notes directly from us.

Each broker-dealer that receives Series B notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B notes. To date, the staff of the Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the Series A notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B notes received in exchange for Series A notes where such Series A notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement or until such time as such broker-dealers no longer own any Series A notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer as it may reasonably request for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new Series B notes may be required to deliver a prospectus.

If you wish to exchange Series B notes for your Series A notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer-Purpose and Effect of the Exchange Offer” and “—Procedures for Tendering-Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your Series A notes in the exchange offer. In addition, if you are a broker-dealer who receives Series B notes for your own account in exchange for Series A notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such Series B notes.

We will not receive any proceeds from any sale of Series B notes by broker-dealers. Series B notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new Series B notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Series B notes. Any broker-dealer that resells Series B notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Series B notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than agency fees and commissions and underwriting discounts and commissions attributable to the sale of the notes and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the legality of the Series B notes will be passed on for us by Winstead PC, Houston, Texas. R. Clyde Parker, Jr., a shareholder in Winstead PC, is a nonvoting, advisory director appointed by our board of directors, owns 76,844 shares of our common stock, has restricted stock unit awards subject to vesting with respect to 3,000 shares of our common stock and has options to acquire 24,125 shares of our common stock.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing in Hornbeck Offshore Services Inc.’s Current Report (Form 8-K) dated August 11, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.